

NOTICE OF INDENTURE

The undersigned applicant hereby notifies the Securities and Exchange Commission that it applies for qualification of an indenture pursuant to the provisions of the Trust Indenture Act of 1939 and in connection with such notification of application for qualification, submits the following information:

Applicant's Name: Phillip Andrew Craemer Enfranchise Inc

Address of Principal Office: 316 North Maple Street, Los Angeles County California, Clearinghouse Reserve District 12, CA 91505-4943.

Mailing Address: 9232 South Seventh Avenue, Inglewood, California.

Telephone Number: (312) 813-1712

Name and address of agent for service:

State of Illinois, Attention: Acting Secretary of State; 213 State Capitol, Springfield, IL 62756; United States Department of the Treasury, Attention: Acting Secretary of the Treasury; 1500 Pennsylvania Avenue N.W., Washington D.C. 20220.



FORM T-3

Applicant's Name: <u>Phillip Andrew Craemer Enfranchise Inc</u>

Address of Principal Office: <u>316 North Maple Street Los Angeles County California, Clearinghouse Reserve District 12 CA 91505-4943</u>

Title of Class: <u>United States Allonge</u>; **Amount:** <u>Unlimited.</u>

Approximate date of proposed offering: <u>26th day of November, 2021.</u>

Name and address of agent for service:

<u>State of Illinois, Attention: Acting Secretary of State; 213 State Capitol, Springfield, IL 62756; United States Department of the Treasury, Attention: Acting Secretary of the Treasury; 1500 Pennsylvania Avenue N.W., Washington D.C. 20220.</u>

1.   General Information: (a) Phillip Andrew Craemer Enfranchise Inc is a corporation; (b) Phillip Andrew Craemer Enfranchise Inc is organized under the organic laws of State of Illinois and the united States of America. A Copy of the Charter and Correlative Instruments of Organization; attached hereto and made a part hereof as Exhibit T3A. A copy of the existing bylaws adopted by the Applicant herein is attached hereto and made a part hereof as Exhibit T3B.

2.   Securities Act Exemption: The facts relied upon by the applicant as a basis for applicant's claim that the registration of the indenture securities under the Securities Act of 1933 is not required are as follows: The indenture securities offered herein are notes, drafts, bills of exchange, trade or banker's acceptances, or obligations which fall within the classification of self-liquidating paper, defined within the indenture as "public debt obligations" exempt from registration under said act, pursuant to Sections 3(a)(3),(4), (5), (6), (9), (10), (12), (13), (14) and 3(b)(1). The consent decree approving such terms and conditions is attached hereto and made a part hereof as Exhibit T3D.

3.   Affiliates: The Affiliates of the applicant are as follows: The Guarantor, the Bondholder, the United States, the United States Department of the Treasury, Department of the U.S. Treasury, Internal Revenue Service, all; Federal Reserve Banks, National Associations, State Banks, member banks, non-member banks, Title Companies, Realtors, Automobile, Aircraft, Recreation Vehicles and Sailing Vessel Auctions, Dealerships, Brokers, Wholesalers, Brokerage Firms, Consumer, Commercial and Private Banks, and all other brokers for exchanges in the over the counter markets as defined within the Indenture; attached hereto and made a part hereof as Exhibit T3C. Said definition shall include all offices, officers, agencies, instrumentalities, successors, agents and assigns thereof.

4.   Directors and executive officers: The directors and executive officers of the Applicant are listed as follows:



Name	Address	Office
Craemer, Phillip Andrew	316 North Maple Street, Burbank, California	C.E.O.
Washita Moors trading as PAY Trust	9232 South 7th Avenue, Inglewood, California	C.O.O.
Craemer, Phillip Andrew, Trustee		
Harris, Earl Lee, Junior, Trustee		
MASSAMOROC LLC	9232 South 7th Avenue, Inglewood, California	C.F.O.
Craemer, Phillip Andrew, Manager		
Harris, Earl-Lee, Junior, Manager		
Drake, Nelson, Manager		

5.   Principal owners of voting securities: No voting securities; all indenture securities contemplated herein shall be issued, liquidated and/or exchanged in current cash transactions pursuant to the Indenture attached hereto and made a part hereof.

6.   Underwriters: The name and address of the person(s) who within three (3) years prior to the date of filing of this application which were outstanding on the date of filing the application is/are: the Government of the United States, District of Columbia; pursuant to such government's pledge of faith to pay principal and interest on the indenture securities delivered hereunder. Said definition shall include all offices, officers, agencies, instrumentalities, successors, agents and assigns thereof.

7.   Capitalization: (a) As of the date of filing, the amount Authorized for the United States Allonge is: <u>Unlimited</u>; the amount outstanding is: <u>Three Hundred Million and xx/100 Dollars</u> ($300,000,000.00), payable in United States money and redeemable in Lawful money; (b) Not applicable; no voting indenture securities shall be issued; see paragraph 5.

8.   Analysis of indenture provisions: Applicant is exempt from the requirements of Section 305(a)(2) of the Act, pursuant to the provisions at Section 304(b). The Form of U.S. Note is attached hereto and made a part hereof as Exhibit T3E. A cross reference sheet reconciling Sections 310(a) to 318(a) is attached hereto and made a part hereof as Exhibit T3F.

9.   Other obligors: The name and address of the other obligor(s) upon the indenture securities is as follows:

<u>UNITED STATES d/b/a "STATE OF ILLINOIS" d/b/a "PHILLIP ANDREW CRAEMER"; State File Number ending in: 124784, Clearinghouse Reserve District 7, District of Columbia.</u>

Contents of application for qualification: This application for qualification comprises:

(a) Pages numbered <u>1</u> to <u>55</u> consecutively.
(b) The statement of eligibility and qualification of each trustee under the indenture to be qualified.
(c) The following exhibits filed as a part of this application:

    (1) Exhibit T3A-Charter and Correlative Instruments of Organization.
    (2) Exhibit T3B-Copy of Existing Bylaws.
    (3) Exhibit T3C-Form of Indenture.
    (4) Exhibit T3D-Consent Decree Approving Terms and Conditions.
    (5) Exhibit T3E-Form of U.S. Note.
    (6) Exhibit T3F-Cross Reference Sheet.



SIGNATURE

Pursuant to the requirements of the Trust Indenture Act of 1939, the applicant, Phillip Andrew Craemer Enfranchise Inc, a corporation organized and existing under the laws of Illinois has duly caused this application to be signed on its behalf by the undersigned, thereunto duly authorized, and its seal to be hereunto affixed and attested, all in the City of Burbank, and State of California, on the 26th day of November, 2021.

(SEAL)



Attest: MASSAMOROC LLC, C.F.O.

Phillip Andrew Craemer Enfranchise Inc

By: *Craemer, Phillip Andrew*
     Craemer, Phillip Andrew, C.E.O.

By: *Harris, Earl-Lee, Junior*
     Harris, Earl-Lee, Junior, Manager



STATEMENT OF ELIGIBILITY AND QUALIFICATION

WHEREAS, the Guarantor and the Applicant (hereinafter the "*Company*") wish to enter into a trust indenture to protect the national interest, and enforce the Bondholder's interest and equitable right to payment in the Indenture Securities issued, offered and acquired by the Company hereunder, which may be convertible into or exchangeable for any securities of any person (including the Company), as provided therein.

The Indenture, by its terms, such bylaws adopted herein, and the organic laws and treaties of the united States of America and made a part hereof, is eligible to be qualified under the provisions of the Trust Indenture Legislation and the organic laws of the united States of America.

All things necessary to make this Indenture a valid agreement of the Guarantor, in accordance with its terms, have been done.

All things necessary to make this Indenture a valid agreement of the Company, in accordance with its terms, have been done.

The foregoing recitals are made as representations and statements of fact by the Guarantor and the Company.

IN WITNESS WHEREOF**,** We verify under penalty of perjury under the laws of the United States of America that the foregoing is true, complete and correct. Done on the date first stated within the foregoing.

SIGNATURES:

For and on behalf of the Guarantor.

PHILLIP ANDREW CRAEMER; State File Number ending in: 124784.

By: *Craemer, Phillip Andrew*, (Seal)
authorized signatory, no recourse in Fidelity.

For and on behalf of the Company.

Phillip Andrew Craemer Enfranchise Inc; TIN ending in: 3831.

By: *Craemer, Phillip Andrew*, (Seal)
authorized signatory, no recourse in Fidelity.




LIST OF EXCLUSIVE CONTROL PARTIES

WHEREAS, Pursuant to the provisions of the Indenture, and to protect the national interest and enforce the Bondholder's interests; equitable right to payment in the Indenture Securities issued, offered and acquired by the Company hereunder, which may be convertible into or exchangeable for any securities of any person (including the Company) as provided therein, the following parties shall be recognized as exclusive control parties for the Company:

1.   Craemer, Phillip Andrew, C.E.O.
2.   Washita Moors trading as PAY Trust, C.O.O.
3.   MASSAMOROC LLC, C.F.O.

The service address for such parties is:

9232 South Seventh Avenue, Inglewood, California
United States of America [90305]

or

P.O. Box 2098, Inglewood CA 90305

IN WITNESS WHEREOF, We verify under penalty of perjury under the laws of the United States of America that the foregoing is true, complete and correct. Done on the date first stated within the foregoing.

SIGNATURES:

For and on behalf of the Guarantor.

PHILLIP ANDREW CRAEMER; State File Number ending in: 124784.

By: *Craemer, Phillip Andrew*, (Seal)
authorized signatory, no recourse in Fidelity.

For and on behalf of the Company.

Phillip Andrew Craemer Enfranchise Inc; TIN ending in: 3831.

By: *Craemer, Phillip Andrew*, (Seal)
authorized signatory, no recourse, in Fidelity.







STATE OF ILLINOIS

SECRETARY OF STATE

COUNTRY OF DESTINATION: UNITED KINGDOM

APOSTILLE
(Convention de La Haye du 5 Octobre 1961)

1. Country: United States of America

This public document

2. has been signed by DAVID ORR

3. acting in the capacity of COUNTY CLERK, COOK COUNTY

4. bears the seal/stamp of STATE OF ILLINOIS

Certified

5. at CHICAGO, ILLINOIS 6. the AUGUST 29, 2018

7. by Secretary of State, State of Illinois

8. No. C18MK067173

9. Seal/Stamp : 10. Signature:



SEAL OF THE STATE OF ILLINOIS AUG. 26th 1818

Jesse White

JESSE WHITE
SECRETARY OF STATE
STATE OF ILLINOIS

This Apostille only certifies the signature and the seal or stamp it bears. It does not certify content of the document for which it was issued.

THIS APOSTILLE IS NOT VALID WITHIN THE UNITED STATES OF AMERICA

♻ Printed on recycled paper. Printed by authority of the State of Illinois. October 2017 — 80M — I 168.4



CERTIFICATION OF VITAL RECORDS

ILLINOIS)
y of Cook)

DAVID ORR, County Clerk

August 29, 2018

I, David Orr, County Clerk of the County of Cook, in the State aforesaid, and Keeper of the Records and files of said County do herby certify that the attached is the true and correct copy of the original Record on file, all of which appears from the records and files in my office. IN WITNESS THEREOF, I have hereunto set my hand and affixed the Seal of the County of Cook, at my office in the City of Chicago, in said County.

REGISTRATION DISTRICT NO. 16,34

REGISTERED NUMBER

STATE OF ILLINOIS

CERTIFICATE OF LIVE BIRTH

CHILD'S BIRTH NUMBER [redacted] 124784

1. CHILD—NAME: FIRST Phillip; MIDDLE Andrew; LAST Craemer
2a. DATE OF BIRTH (MONTH, DAY, YEAR): December 5, 1969
2b. HOUR: 7:45 P. M.
3. SEX: Male
4a. THIS BIRTH—SINGLE, TWIN, TRIPLET, ETC. (SPECIFY): Single
4b. IF NOT SINGLE BIRTH—BORN FIRST, SECOND, THIRD, ETC. (SPECIFY): -
5a. PLACE OF BIRTH — COUNTY: Cook
5b. CITY, TOWN, TWP. OR ROAD DISTRICT NO.: Harvey
5c. INSIDE CITY (YES/NO): Yes
5d. HOSPITAL—NAME (IF NOT IN HOSPITAL, GIVE STREET AND NUMBER): Ingalls Memorial Hospital
6a. MOTHER—MAIDEN NAME: FIRST Geneva; MIDDLE -; LAST Davis
6b. AGE (AT TIME OF THIS BIRTH): 28
6c. BIRTHPLACE (STATE OR FOREIGN COUNTRY): Missouri
7a. RESIDENCE — STATE: Illinois
7b. COUNTY: Cook
7c. CITY, TOWN, TWP. OR ROAD DISTRICT NO.: Harvey
7d. INSIDE CITY (YES/NO): Yes
7e. STREET AND NUMBER: 103 West 158th Street
7f. MOTHER'S COMPLETE MAILING ADDRESS — STREET AND NUMBER OR R. F. D.: 103 West 158th Street; CITY OR TOWN: Harvey; STATE: Illinois; ZIP: 60426
8a. FATHER—NAME: FIRST Charles; MIDDLE Robert; LAST Craemer, Jr.
8b. AGE (AT TIME OF THIS BIRTH): 31
8c. BIRTHPLACE (STATE OR FOREIGN COUNTRY): Montana
9a. INFORMANT'S SIGNATURE: Geneva Craemer
9b. RELATION TO CHILD: Mother

I CERTIFY THAT THE ABOVE NAMED CHILD WAS BORN ALIVE AT THE PLACE AND TIME AND ON THE DATE STATED ABOVE.

10a. SIGNATURE: F. Sutkus M.D.
10b. DATE SIGNED (MONTH, DAY, YEAR): December 5, 1969
10c. ATTENDANT—M.D., D.O., MIDWIFE, OTHER (SPECIFY): M.D.
10d. ILLINOIS LICENSE NUMBER: 34853
10e. CERTIFIER'S COMPLETE MAILING ADDRESS — STREET AND NUMBER OR R. F. D.: 15400 Page Avenue; CITY OR TOWN: Harvey; STATE: Illinois; ZIP: 60426
11a. LOCAL REGISTRAR'S SIGNATURE: Robert K. Bentley
11b. DATE REC'D BY LOCAL REGISTRAR (MONTH, DAY, YEAR): 12-11-69

[redacted]

County of Cook
State of Illinois

Office of County Clerk
David Orr

David Orr
DAVID ORR COUNTY CLERK

This copy is not valid unless displaying embossed seals of Cook County and County Clerk signature.

VOID WITHOUT WATERMARK OR IF ALTERED OR ERASED



Keep this stub with your personal records. The other side contains important information.

Please note: The date we issued this card is shown below the signature line.

PHILLIP ANDREW CRAEMER
TR 3183 WILSHIRE BLVD
SUITE 196 A46
LOS ANGELES CA 90010

YOUR SOCIAL SECURITY CARD

ADULTS: Sign this card in ink immediately.
CHILDREN: Do not sign until age 18 or your first job, whichever is earlier.

Keep your card in a safe place to prevent loss or theft.
DO NOT CARRY THIS CARD WITH YOU.
Do not laminate.

SOCIAL SECURITY

3831

THIS NUMBER HAS BEEN ESTABLISHED FOR

PHILLIP ANDREW
CRAEMER

SIGNATURE   05/18/2017



Improper use of this card or number by anyone is punishable by fine, imprisonment or both. If you believe someone is using your Social Security number fraudulently, notify the Federal Trade Commission at 1-877-438-4338 or online at www.consumer.gov/idtheft.

This card belongs to the Social Security Administration and you must return it if we ask for it.

If you find a card that isn't yours, please return it to:
Social Security Administration
P.O. Box 33008, Baltimore, MD 21290-3008

For any other Social Security business/information, contact your local Social Security office. If you write to the above address for any business other than returning a found card you will not receive a response.

Social Security Administration
Form **SSA-3000** (08-2011) [redacted]



YOUR SOCIAL SECURITY CARD

The Social Security number shown on your card is yours alone. Do not allow others to use your number as their own. Record your number in a safe place in case your card is lost or stolen. Protect both your card and your number to prevent their misuse.

You should contact us to update your Social Security number and benefit record (if you are entitled) if your name, your U.S. citizenship status, or your status as an alien in the U.S. changes. You will need to file an application for a replacement Social Security card and provide proof of your identity, and we may request other evidence supporting the change.

Show your card to your employer when you start a new job. Make sure your employer uses the same name and number exactly as it is shown on your Social Security card so we can record your earnings correctly.

Some private organizations use Social Security numbers for record keeping purposes. Such use is neither required nor prohibited by Federal law. The use of your Social Security number by such an organization for its own records is a private matter between you and the organization. Private organizations cannot get information from your Social Security record just because they know your number.

Any government agency that asks for your number must tell you: whether giving it is mandatory or voluntary, its authority for requesting the number, and how the number is used.

If you are an alien without permission to work in the U.S., your Social Security card will be marked "NOT VALID FOR EMPLOYMENT." We will notify U.S. immigration officials if you use the number to work.

If you are an alien legally in the U.S. with temporary permission to work, your Social Security card will be marked "VALID FOR WORK ONLY WITH DHS AUTHORIZATION." If you show this card to an employer as evidence of employment eligibility, you will also have to show your U.S. immigration document authorizing employment.

You should contact Social Security right away for benefits if you become disabled, reach retirement age or are about to attain age 65.

You can reach us at 1-800-772-1213 or through our website at www.socialsecurity.gov.



 **Department of the Treasury**
Internal Revenue Service
Ogden, UT 84201

In reply refer to: 0435717354
Sep 22, 2021   LTR 147C

WASHITA MOORS TRADING AS PAY TR
PHILLIP ANDREW TTEE
316 N MAPLE ST APT 211
BURBANK   CA 91505-4943 613

Taxpayer Identification Number

Form(s):

Dear Taxpayer:

Thank you for your telephone inquiry of September 22nd, 2021.

Your Employer Identification Number (EIN) is   Please keep this letter in your
permanent records. Enter your name and your EIN on all business federal tax forms and on
related correspondence.

If you have any questions regarding this letter, please call our Customer Service Department at
1-800-829-0115 between the hours of 7:00 AM and 10:00 PM. If you prefer, you may write to us
at the address shown at the top of the first page of this letter. When you write, please include
a telephone number where you may be reached and the best time to call.

Sincerely,

Mrs. Fisher
0440317354
Customer Service Representative



Certification of Trust

"Washita Moors trading as PAY Trust"

1. The name of the Trust established under Declaration is: Washita Moors trading as P.A.Y. Trust (*hereinafter the "Trust" or "trust"*).
2. The Trust instrument was executed on: the 27th day of April, 2020.
3. The Trust is irrevocable.
4. The tax identification number for the Trust is [redacted]
5. The name of the Grantor for the Trust is: Cook County Government, d/b/a: PHILLIP ANDREW CRAEMER; Identifyin[redacted]124784; TIN: [redacted]
6. The name of the currently acting Trustee(s) are: Craemer: Phillip-Andrew, sui juris and Harris: Earl-Lee Junior, sui juris (*hereinafter whether jointly or severally-the "Trustee" or "trustee"*). Each Trustee is authorized to independently sign or otherwise authenticate on behalf of the Trust.
7. There are no other co-trustees authorized to sign or otherwise authenticate on behalf of the Trust.
8. The Successor Trustee is: House of Soul Ra, A Corporation Sole.
9. The Trust is established and exists under the common law; and is governed by the maxims of equity.
10. The Trust's situs is at: New York County, New York State, United States of America.
11. The current physical address for the Trust is: 9232 Seventh Avenue, Inglewood, California.
12. The current mailing address for the Trust is: P.O. Box 2098, Inglewood, California.
13. The Trust is registered to do business in Los Angeles County as: PAY TRUST and/or PHILLIP ANDREW CRAEMER; at the Trustee's sole discretion.
14. Title to trust property shall be taken as follows: PAY Trust or PHILLIP ANDREW CRAEMER at the Trustee's sole discretion.
15. The Trust is amendable by the Trustee whether orally or in writing at his sole discretion, with any such amendments to be attached hereto and/or notated hereupon this Certification.
16. The Trustee shall have in general, all common law, equitable and statutory powers available to a Trustee, and is hereby authorized and otherwise fully empowered by the Grantor, the broad powers necessary to further the purposes expressed herein, without order, approval, intervention or other action by the Grantor or any court; to do and perform any and all acts and things in relation to the Trust and the trust estate including any additions and appurtenances thereto; by executing any appropriate document, or by an oral demand. In addition to said powers, the Trustee has the power to:
    a) Establish from time to time, book-entry accounts with any bank, depositary, custodian or nominee;
    b) Sell, buy, encumber, enter into leases, contract to sell and grant options to purchase part or all of the trust estate at public or private sale, for cash or on credit, and to exchange any part or all of the trust estate for other property;
    c) Borrow money and to mortgage, pledge, assign, or otherwise encumber any part or all of the trust estate;
    d) Delegate any and all authority or powers of the trustee under the trust, whether discretionary or otherwise, and to appoint attorneys, auditors, financial advisors and other agents with full authority and power to perform any act which the trustee is authorized or empowered to perform.
    e) Except as otherwise provided herein, to do all acts that might be done in absolute ownership and control of property and which in the Trustee's judgment are necessary for the proper and advantageous management of the Trust; and the trust estate. The decisions made in good faith by the Trustee with respect to any power granted hereunder shall be binding and conclusive on all persons.
17. No purchaser from or other person, firm, trust or corporation dealing with the Trustee shall be responsible for the application of any real or personal property, real estate, money, goods, services, beneficial interests or other benefits paid or delivered to such Trustee, but the receipt by the Trustee shall be a full discharge;

Page 1 of 2



Certification of Trust

and no purchaser or other person, firm, trust or corporation dealing with the Trustee and no issuer, or Transferor, or other agent thereof, or any issuer of any securities to which any dealings with a Trustee should relate, shall be under any obligation to ascertain or inquire into the power of such Trustee to purchase, receive, sell, exchange, transfer, mortgage, pledge, lease, distribute or otherwise in any manner dispose of or deal with any real or personal property, real estate, money, goods, services, beneficial interests or other benefits held by such Trustee or comprised in the Trust Fund.

18. The certification of the Trustee and/or the agent of the Trustee that such person is acting according to the terms of the Trust shall fully protect all persons dealing with such Trustee and/or agent. Any person, firm, trust or corporation may rely upon the certification of the Trustee as to the matters which are not contained in this Certification, including a further enumeration of the Trustee's powers.
19. A person, firm, trust or corporation who acts in reliance on this Certification without knowledge that the representations contained in this Certification are incorrect is not liable to any person for so acting and may assume without inquiry the existence of the facts contained in this Certification. Knowledge of the terms and conditions of the Trust may not be inferred solely from the fact that a copy of all or part of the trust instrument is held by the person relying on the certification. A person, firm, trust or corporation who in good faith enters into a transaction in reliance on this Certification may enforce the transaction against the real or personal property, real estate, money, goods, services, beneficial interests or other benefits as if the representations contained in this Certificate were correct.
20. Reproductions of this executed original (with reproduced signatures) shall be deemed to be original counterparts of this Certification and any person who is in possession of a photocopy of this executed Certification may, in good faith, rely upon the information it contains and shall not be liable to the Grantor, any Trustee or Beneficiary for reliance upon the information herein contained
21. No person, firm, trust or corporation shall have received notice of any event upon which the use of this Certification depends; unless said notice is in writing and signed by the Trustee; and until the notice is delivered to said person, firm, trust or corporation.

I certify that the above named trust is in full force and has not been revoked, modified, or amended in any manner which would cause the representations in this Certification of Trust to be incorrect.

IN WITNESS THEREOF, the undersigned being a trustee of the above-named trust with the authority to execute this Certification of Trust, does hereby execute it this 23rd day of August, 2021.

By: by: craemer, phillip-andrew, Trustee, without recourse.

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

JURAT

State of California)
County of Los Angeles) ss.

Subscribed and sworn to (or affirmed) before me on this 23 RD day of AUGUST, 20 21, by Craemer: Phillip-Andrew proved to me on the basis of satisfactory evidence to be the [person(s)] who appeared before me.

(Seal)>>> IVAN LALIC Notary Public - California Los Angeles County Commission # 2340140 My Comm. Expires Dec 12, 2024

Signature ______________, Notary Public

Page 2 of 2





California Secretary of State
Electronic Certified Copy

I, SHIRLEY N. WEBER, Ph.D., Secretary of State of the State of California, hereby certify that the attached transcript of 1 page is a full, true and correct copy of the original record in the custody of the California Secretary of State's office.



IN WITNESS WHEREOF, I execute this certificate and affix the Great Seal of the State of California on this day of November 12, 2021

SHIRLEY N. WEBER, Ph.D.
Secretary of State

Verification Number: P8Z1I8
Entity (File) Number: 202131610028

To verify the issuance of this Certificate, use the Verification Number above with the Secretary of State Electronic Verification Search available at *bizfile.sos.ca.gov*



California Secretary of State
Electronic Filing



FILED
Secretary of State
State of California

LLC Registration – Articles of Organization

Entity Name:	MASSAMOROC LLC
Entity (File) Number:	202131610028
File Date:	11/10/2021
Entity Type:	Domestic LLC
Jurisdiction:	California

Certificate Verification Number: P8Z1I8
Use bizfile.sos.ca.gov to verify the certified copy.

Detailed Filing Information

1. Entity Name: MASSAMOROC LLC

2. Business Addresses:
   a. Initial Street Address of Designated Office in California:
      9232 South 7th Avenue
      Inglewood, California 90305
      United States
   b. Initial Mailing Address:
      PO BOX 2098
      INGLEWOOD, California 90305
      United States

3. Agent for Service of Process:
   Earl L Harris Jr
   9232 South 7th Avenue
   Inglewood California 90305
   United States

4. Management Structure: More than One Manager

5. Purpose Statement: The purpose of the limited liability company is to engage in any lawful act or activity for which a limited liability company may be organized under the California Revised Uniform Limited Liability Company Act.

Electronic Signature:

The organizer affirms the information contained herein is true and correct.

Organizer: PHILLIP ANDREW CRAEMER

Use bizfile.sos.ca.gov for online filings, searches, business records, and resources.



 DEPARTMENT OF THE TREASURY
INTERNAL REVENUE SERVICE
CINCINNATI OH   45999-0023

Date of this notice: 11-12-2021

Employer Identification Number:

~~████████~~

Form: SS-4

Number of this notice: CP 575 G

MASSAMOROC LLC
PHILLIP ANDREW CRAEMER SOLE MBR
PO BOX 2098
INGLEWOOD, CA 90305

For assistance you may call us at:
1-800-829-4933

IF YOU WRITE, ATTACH THE
STUB AT THE END OF THIS NOTICE.

WE ASSIGNED YOU AN EMPLOYER IDENTIFICATION NUMBER

        Thank you for applying for an Employer Identification Number (EIN). We assigned you
~~████████~~ This EIN will identify you, your business accounts, tax returns, and
documents, even if you have no employees. Please keep this notice in your permanent
records.

        When filing tax documents, payments, and related correspondence, it is very important
that you use your EIN and complete name and address exactly as shown above. Any variation
may cause a delay in processing, result in incorrect information in your account, or even
cause you to be assigned more than one EIN. If the information is not correct as shown
above, please make the correction using the attached tear off stub and return it to us.

        A limited liability company (LLC) may file Form 8832, *Entity Classification Election*,
and elect to be classified as an association taxable as a corporation. If the LLC is
eligible to be treated as a corporation that meets certain tests and it will be electing S
corporation status, it must timely file Form 2553, *Election by a Small Business
Corporation*. The LLC will be treated as a corporation as of the effective date of the S
corporation election and does not need to file Form 8832.

        To obtain tax forms and publications, including those referenced in this notice,
visit our Web site at www.irs.gov. If you do not have access to the Internet, call
1-800-829-3676 (TTY/TDD 1-800-829-4059) or visit your local IRS office.

IMPORTANT REMINDERS:

  * Keep a copy of this notice in your permanent records. **This notice is issued only
    one time and the IRS will not be able to generate a duplicate copy for you.** You
    may give a copy of this document to anyone asking for proof of your EIN.

  * Use this EIN and your name exactly as they appear at the top of this notice on all
    your federal tax forms.

  * Refer to this EIN on your tax-related correspondence and documents.

        If you have questions about your EIN, you can call us at the phone number or write to
us at the address shown at the top of this notice. If you write, please tear off the stub
at the bottom of this notice and send it along with your letter. If you do not need to
write us, do not complete and return the stub.

        Your name control associated with this EIN is MASS. You will need to provide this
information, along with your EIN, if you file your returns electronically.

        Thank you for your cooperation.








Hebrews 8   King James Version

8 Now of the things which we have spoken this is the sum: We have such an high priest, who is set on the right hand of the throne of the Majesty in the heavens;

2 A minister of the sanctuary, and of the true tabernacle, which the Lord pitched, and not man.

3 For every high priest is ordained to offer gifts and sacrifices: wherefore it is of necessity that this man have somewhat also to offer.

4 For if he were on earth, he should not be a priest, seeing that there are priests that offer gifts according to the law:

5 Who serve unto the example and shadow of heavenly things, as Moses was admonished of God when he was about to make the tabernacle: for, See, saith he, that thou make all things according to the pattern shewed to thee in the mount.

6 But now hath he obtained a more excellent ministry, by how much also he is the mediator of a better covenant, which was established upon better promises.

7 For if that first covenant had been faultless, then should no place have been sought for the second.

8 For finding fault with them, he saith, Behold, the days come, saith the Lord, when I will make a new covenant with the house of Israel and with the house of Judah:

9 Not according to the covenant that I made with their fathers in the day when I took them by the hand to lead them out of the land of Egypt; because they continued not in my covenant, and I regarded them not, saith the Lord.

10 For this is the covenant that I will make with the house of Israel after those days, saith the Lord; I will put my laws into their mind, and write them in their hearts: and I will be to them a God, and they shall be to me a people:

11 And they shall not teach every man his neighbour, and every man his brother, saying, Know the Lord: for all shall know me, from the least to the greatest.



12 For I will be merciful to their unrighteousness, and their sins and their iniquities will I remember no more.

13 In that he saith, A new covenant, he hath made the first old. Now that which decayeth and waxeth old is ready to vanish away.

⟨ Hebrews 7   Hebrews 9 ⟩

King James Version (KJV)

Public Domain

Form T-3   Page 20 of 55   Phillip Andrew Craemer Enfranchise Inc



ARTICLES OF CONFEDERATION—1777 [1]

To all to whom these Presents shall come, we the undersigned Delegates of the States affixed to our Names send greeting

Whereas the Delegates of the United States of America in Congress assembled did on the fifteenth day of November in the Year of our Lord One Thousand Seven Hundred and Seventyseven, and in the Second Year of the Independence of America agree to certain articles of Confederation and perpetual Union between the States of Newhampshire, Massachusetts-bay, Rhodeisland and Providence Plantations, Connecticut, New York, New Jersey, Pennsylvania, Delaware, Maryland, Virginia, North-Carolina, South-Carolina and Georgia in the Words following, viz.

''*Articles of Confederation and perpetual Union between the States of Newhampshire, Massachusettsbay, Rhodeisland and Providence Plantations, Connecticut, New-York, New-Jersey, Pennsylvania, Delaware, Maryland, Virginia, North-Carolina, South-Carolina and Georgia.*

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[1] Congress *Resolved*, on the 11th of June, 1776, that a committee should be appointed to prepare and digest the form of a confederation to be entered into between the Colonies; and on the day following, after it had been determined that the committee should consist of a member from each Colony, the following persons were appointed to perform that duty, to wit: Mr. Bartlett, Mr. S. Adams, Mr. Hopkins, Mr. Sherman, Mr. R. R. Livingston, Mr. Dickinson, Mr. M'Kean, Mr. Stone, Mr. Nelson, Mr. Hewes, Mr. E. Rutledge, and Mr. Gwinnett. Upon the report of this committee, the subject was, from time to time, debated, until the 15th of November, 1777, when a copy of the confederation being made out, and sundry amendments made in the diction, without altering the sense, the same was finally agreed to. Congress, at the same time, directed that the articles should be proposed to the legislatures of all the United States, to be considered, and if approved of by them, they were advised to authorize their delegates to ratify the same in the Congress of the United States; which being done, the same should become conclusive. Three hundred copies of the Articles of Confederation were ordered to be printed for the use of Congress; and on the 17th of November, the form of a circular letter to accompany them was brought in by a committee appointed to prepare it, and being agreed to, thirteen copies of it were ordered to be made out, to be signed by the president and forwarded to the several States, with copies of the confederation. On the 29th of November ensuing, a committee of three was appointed, to procure a translation of the articles to be made into the French language, and to report an address to the inhabitants of Canada, &c. On the 26th of June, 1778, the form of a ratification of the Articles of Confederation was adopted, and, it having been engrossed on parchment, it was signed on the 9th of July on the part and in behalf of their respective States, by the delegates of New Hampshire, Massachusetts Bay, Rhode Island and Providence Plantations, Connecticut, New York, Pennsylvania, Virginia, and South Carolina, agreeably to the powers vested in them. The delegates of North Carolina signed on the 21st of July, those of Georgia on the 24th of July, and those of New Jersey on the 26th of November following. On the 5th of May, 1779, Mr. Dickinson and Mr. Van Dyke signed in behalf of the State of Delaware, Mr. M'Kean having previously signed in February, at which time he produced a power to that effect. Maryland did not ratify until the year 1781. She had instructed her delegates, on the 15th of December, 1778, not to agree to the confederation until matters respecting the western lands should be settled on principles of equity and sound policy; but, on the 30th of January, 1781, finding that the enemies of the country took advantage of the circumstance to disseminate opinions of an ultimate dissolution of the Union, the

ARTICLE I. The stile of this confederacy shall be ''The United States of America.''

ARTICLE II. Each State retains its sovereignty, freedom and independence, and every power, jurisdiction and right, which is not by this confederation expressly delegated to the United States, in Congress assembled.

ARTICLE III. The said States hereby severally enter into a firm league of friendship with each other, for their common defence, the security of their liberties, and their mutual and general welfare, binding themselves to assist each other, against all force offered to, or attacks made upon them, or any of them, on account of religion, sovereignty, trade, or any other pretence whatever.

ARTICLE IV. The better to secure and perpetuate mutual friendship and intercourse among the people of the different States in this Union, the free inhabitants of each of these States, paupers, vagabonds and fugitives from justice excepted, shall be entitled to all privileges and immunities of free citizens in the several States; and the people of each State shall have free ingress and regress to and from any other State, and shall enjoy therein all the privileges of trade and commerce, subject to the same duties, impositions and restrictions as the inhabitants thereof respectively, provided that such restrictions shall not extend so far as to prevent the removal of property imported into any State, to any other State of which the owner is an inhabitant; provided also that no imposition, duties or restriction shall be laid by any State, on the property of the United States, or either of them.

If any person guilty of, or charged with treason, felony, or other high misdemeanor in any State, shall flee from justice, and be found in any of the United States, he shall upon demand of the Governor or Executive power, of the State from which he fled, be delivered up and removed to the State having jurisdiction of his offence.

Full faith and credit shall be given in each of these States to the records, acts and judicial proceedings of the courts and magistrates of every other State.

ARTICLE V. For the more convenient management of the general interests of the United

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legislature of the State passed an act to empower their delegates to subscribe and ratify the articles, which was accordingly done by Mr. Hanson and Mr. Carroll, on the 1st of March of that year, which completed the ratifications of the act; and Congress assembled on the 2d of March under the new powers.

NOTE.—The proof of this document, as published above, was read by Mr. Ferdinand Jefferson, the Keeper of the Rolls of the Department of State, at Washington, who compared it with the original in his custody. He says: ''The initial letters of many of the words in the original of this instrument are capitals, but as no system appears to have been observed, the same words sometimes beginning with a capital and sometimes with a small letter, I have thought it best not to undertake to follow the original in this particular. Moreover, there are three forms of the letter s: the capital S, the small s and the long s, the last being used indiscriminately to words that should begin with a capital and those that should begin with a small s.''



ARTICLES OF CONFEDERATION—1777 [1]

To all to whom these Presents shall come, we the undersigned Delegates of the States affixed to our Names send greeting

Whereas the Delegates of the United States of America in Congress assembled did on the fifteenth day of November in the Year of our Lord One Thousand Seven Hundred and Seventyseven, and in the Second Year of the Independence of America agree to certain articles of Confederation and perpetual Union between the States of Newhampshire, Massachusetts-bay, Rhodeisland and Providence Plantations, Connecticut, New York, New Jersey, Pennsylvania, Delaware, Maryland, Virginia, North-Carolina, South-Carolina and Georgia in the Words following, viz.

''*Articles of Confederation and perpetual Union between the States of Newhampshire, Massachusettsbay, Rhodeisland and Providence Plantations, Connecticut, New-York, New-Jersey, Pennsylvania, Delaware, Maryland, Virginia, North-Carolina, South-Carolina and Georgia.*

ARTICLE I. The stile of this confederacy shall be ''The United States of America.''

ARTICLE II. Each State retains its sovereignty, freedom and independence, and every power, jurisdiction and right, which is not by this confederation expressly delegated to the United States, in Congress assembled.

ARTICLE III. The said States hereby severally enter into a firm league of friendship with each other, for their common defence, the security of their liberties, and their mutual and general welfare, binding themselves to assist each other, against all force offered to, or attacks made upon them, or any of them, on account of religion, sovereignty, trade, or any other pretence whatever.

ARTICLE IV. The better to secure and perpetuate mutual friendship and intercourse among the people of the different States in this Union, the free inhabitants of each of these States, paupers, vagabonds and fugitives from justice excepted, shall be entitled to all privileges and immunities of free citizens in the several States; and the people of each State shall have free ingress and regress to and from any other State, and shall enjoy therein all the privileges of trade and commerce, subject to the same duties, impositions and restrictions as the inhabitants thereof respectively, provided that such restrictions shall not extend so far as to prevent the removal of property imported into any State, to any other State of which the owner is an inhabitant; provided also that no imposition, duties or restriction shall be laid by any State, on the property of the United States, or either of them.

If any person guilty of, or charged with treason, felony, or other high misdemeanor in any State, shall flee from justice, and be found in any of the United States, he shall upon demand of the Governor or Executive power, of the State from which he fled, be delivered up and removed to the State having jurisdiction of his offence.

Full faith and credit shall be given in each of these States to the records, acts and judicial proceedings of the courts and magistrates of every other State.

ARTICLE V. For the more convenient management of the general interests of the United

[1] Congress *Resolved*, on the 11th of June, 1776, that a committee should be appointed to prepare and digest the form of a confederation to be entered into between the Colonies; and on the day following, after it had been determined that the committee should consist of a member from each Colony, the following persons were appointed to perform that duty, to wit: Mr. Bartlett, Mr. S. Adams, Mr. Hopkins, Mr. Sherman, Mr. R. R. Livingston, Mr. Dickinson, Mr. M'Kean, Mr. Stone, Mr. Nelson, Mr. Hewes, Mr. E. Rutledge, and Mr. Gwinnett. Upon the report of this committee, the subject was, from time to time, debated, until the 15th of November, 1777, when a copy of the confederation being made out, and sundry amendments made in the diction, without altering the sense, the same was finally agreed to. Congress, at the same time, directed that the articles should be proposed to the legislatures of all the United States, to be considered, and if approved of by them, they were advised to authorize their delegates to ratify the same in the Congress of the United States; which being done, the same should become conclusive. Three hundred copies of the Articles of Confederation were ordered to be printed for the use of Congress; and on the 17th of November, the form of a circular letter to accompany them was brought in by a committee appointed to prepare it, and being agreed to, thirteen copies of it were ordered to be made out, to be signed by the president and forwarded to the several States, with copies of the confederation. On the 29th of November ensuing, a committee of three was appointed, to procure a translation of the articles to be made into the French language, and to report an address to the inhabitants of Canada, &c. On the 26th of June, 1778, the form of a ratification of the Articles of Confederation was adopted, and, it having been engrossed on parchment, it was signed on the 9th of July on the part and in behalf of their respective States, by the delegates of New Hampshire, Massachusetts Bay, Rhode Island and Providence Plantations, Connecticut, New York, Pennsylvania, Virginia, and South Carolina, agreeably to the powers vested in them. The delegates of North Carolina signed on the 21st of July, those of Georgia on the 24th of July, and those of New Jersey on the 26th of November following. On the 5th of May, 1779, Mr. Dickinson and Mr. Van Dyke signed in behalf of the State of Delaware, Mr. M'Kean having previously signed in February, at which time he produced a power to that effect. Maryland did not ratify until the year 1781. She had instructed her delegates, on the 15th of December, 1778, not to agree to the confederation until matters respecting the western lands should be settled on principles of equity and sound policy; but, on the 30th of January, 1781, finding that the enemies of the country took advantage of the circumstance to disseminate opinions of an ultimate dissolution of the Union, the legislature of the State passed an act to empower their delegates to subscribe and ratify the articles, which was accordingly done by Mr. Hanson and Mr. Carroll, on the 1st of March of that year, which completed the ratifications of the act; and Congress assembled on the 2d of March under the new powers.

NOTE.—The proof of this document, as published above, was read by Mr. Ferdinand Jefferson, the Keeper of the Rolls of the Department of State, at Washington, who compared it with the original in his custody. He says: ''The initial letters of many of the words in the original of this instrument are capitals, but as no system appears to have been observed, the same words sometimes beginning with a capital and sometimes with a small letter, I have thought it best not to undertake to follow the original in this particular. Moreover, there are three forms of the letter s: the capital S, the small s and the long s, the last being used indiscriminately to words that should begin with a capital and those that should begin with a small s.''



The United States in Congress assembled shall also be the last resort on appeal in all disputes and differences now subsisting or that hereafter may arise between two or more States concerning boundary, jurisdiction or any other cause whatever; which authority shall always be exercised in the manner following. Whenever the legislative or executive authority or lawful agent of any State in controversy with another shall present a petition to Congress, stating the matter in question and praying for a hearing, notice thereof shall be given by order of Congress to the legislative or executive authority of the other State in controversy, and a day assigned for the appearance of the parties by their lawful agents, who shall then be directed to appoint by joint consent, commissioners or judges to constitute a court for hearing and determining the matter in question: but if they cannot agree, Congress shall name three persons out of each of the United States, and from the list of such persons each party shall alternately strike out one, the petitioners beginning, until the number shall be reduced to thirteen; and from that number not less than seven, nor more than nine names as Congress shall direct, shall in the presence of Congress be drawn out by lot, and the persons whose names shall be so drawn or any five of them, shall be commissioners or judges, to hear and finally determine the controversy, so always as a major part of the judges who shall hear the cause shall agree in the determination: and if either party shall neglect to attend at the day appointed, without showing reasons, which Congress shall judge sufficient, or being present shall refuse to strike, the Congress shall proceed to nominate three persons out of each State, and the Secretary of Congress shall strike in behalf of such party absent or refusing; and the judgment and sentence of the court to be appointed, in the manner before prescribed, shall be final and conclusive; and if any of the parties shall refuse to submit to the authority of such court, or to appear or defend their claim or cause, the court shall nevertheless proceed to pronounce sentence, or judgment, which shall in like manner be final and decisive, the judgment or sentence and other proceedings being in either case transmitted to Congress, and lodged among the acts of Congress for the security of the parties concerned: provided that every commissioner, before he sits in judgment, shall take an oath to be administered by one of the judges of the supreme or superior court of the State where the cause shall be tried, ''well and truly to hear and determine the matter in question, according to the best of his judgment, without favour, affection or hope of reward:'' provided also that no State shall be deprived of territory for the benefit of the United States.

All controversies concerning the private right of soil claimed under different grants of two or more States, whose jurisdiction as they may respect such lands, and the States which passed such grants are adjusted, the said grants or either of them being at the same time claimed to have originated antecedent to such settlement of jurisdiction, shall on the petition of either party to the Congress of the United States, be finally determined as near as may be in the same manner as is before prescribed for deciding disputes respecting territorial jurisdiction between different States.

The United States in Congress assembled shall also have the sole and exclusive right and power of regulating the alloy and value of coin struck by their own authority, or by that of the respective States.—fixing the standard of weights and measures throughout the United States.—regulating the trade and managing all affairs with the Indians, not members of any of the States, provided that the legislative right of any State within its own limits be not infringed or violated—establishing and regulating post-offices from one State to another, throughout all the United States, and exacting such postage on the papers passing thro' the same as may be requisite to defray the expenses of the said office—appointing all officers of the land forces, in the service of the United States, excepting regimental officers—appointing all the officers of the naval forces, and commissioning all officers whatever in the service of the United States—making rules for the government and regulation of the said land and naval forces, and directing their operations.

The United States in Congress assembled shall have authority to appoint a committee, to sit in the recess of Congress, to be denominated ''a Committee of the States'', and to consist of one delegate from each State; and to appoint such other committees and civil officers as may be necessary for managing the general affairs of the United States under their direction—to appoint one of their number to preside, provided that no person be allowed to serve in the office of president more than one year in any term of three years; to ascertain the necessary sums of money to be raised for the service of the United States, and to appropriate and apply the same for defraying the public expenses—to borrow money, or emit bills on the credit of the United States, transmitting every half year to the respective States an account of the sums of money so borrowed or emitted,—to build and equip a navy—to agree upon the number of land forces, and to make requisitions from each State for its quota, in proportion to the number of white inhabitants in such State; which requisition shall be binding, and thereupon the Legislature of each State shall appoint the regimental officers, raise the men and cloath, arm and equip them in a soldier like manner, at the expense of the United States; and the officers and men so cloathed, armed and equipped shall march to the place appointed, and within the time agreed on by the United States in Congress assembled: but if the United States in Congress assembled shall, on consideration of circumstances judge proper that any State should not raise men, or should raise a smaller number than its quota, and that any other State should raise a greater number of men than the quota thereof, such extra number shall be raised, officered, cloathed, armed and equipped in the same manner as the quota of such State, unless the legislature of such State shall judge that such extra number cannot be safely spared out of the same, in which case they shall raise, officer, cloath, arm and equip as many of such extra number as they judge can be safely spared. And the officers and men so




cloathed, armed and equipped, shall march to the place appointed, and within the time agreed on by the United States in Congress assembled.

The United States in Congress assembled shall never engage in a war, nor grant letters of marque and reprisal in time of peace, nor enter into any treaties or alliances, nor coin money, nor regulate the value thereof, nor ascertain the sums and expenses necessary for the defence and welfare of the United States, or any of them, nor emit bills, nor borrow money on the credit of the United States, nor appropriate money, nor agree upon the number of vessels of war, to be built or purchased, or the number of land or sea forces to be raised, nor appoint a commander in chief of the army or navy, unless nine States assent to the same; nor shall a question on any other point, except for adjourning from day to day be determined, unless by the votes of a majority of the United States in Congress assembled.

The Congress of the United States shall have power to adjourn to any time within the year, and to any place within the United States, so that no period of adjournment be for a longer duration than the space of six months, and shall publish the journal of their proceedings monthly, except such parts thereof relating to treaties, alliances or military operations, as in their judgment require secresy; and the yeas and nays of the delegates of each State on any question shall be entered on the journal, when it is desired by any delegate; and the delegates of a State, or any of them, at his or their request shall be furnished with a transcript of the said journal, except such parts as are above excepted, to lay before the Legislatures of the several States.

ARTICLE X. The committee of the States, or any nine of them, shall be authorized to execute, in the recess of Congress, such of the powers of Congress as the United States in Congress assembled, by the consent of nine States, shall from time to time think expedient to vest them with; provided that no power be delegated to the said committee, for the exercise of which, by the articles of confederation, the voice of nine States in the Congress of the United States assembled is requisite.

ARTICLE XI. Canada acceding to this confederation, and joining in the measures of the United States, shall be admitted into, and entitled to all the advantages of this Union: but no other colony shall be admitted into the same, unless such admission be agreed to by nine States.

ARTICLE XII. All bills of credit emitted, monies borrowed and debts contracted by, or under the authority of Congress, before the assembling of the United States, in pursuance of the present confederation, shall be deemed and considered as a charge against the United States, for payment and satisfaction whereof the said United States, and the public faith are hereby solemnly pledged.

ARTICLE XIII. Every State shall abide by the determinations of the United States in Congress assembled, on all questions which by this confederation are submitted to them. And the articles of this confederation shall be inviolably observed by every State, and the Union shall be

perpetual; nor shall any alteration at any time hereafter be made in any of them; unless such alteration be agreed to in a Congress of the United States, and be afterwards confirmed by the Legislatures of every State.

And whereas it has pleased the Great Governor of the world to incline the hearts of the Legislatures we respectively represent in Congress, to approve of, and to authorize us to ratify the said articles of confederation and perpetual union. Know ye that we the undersigned delegates, by virtue of the power and authority to us given for that purpose, do by these presents, in the name and in behalf of our respective constituents, fully and entirely ratify and confirm each and every of the said articles of confederation and perpetual union, and all and singular the matters and things therein contained: and we do further solemnly plight and engage the faith of our respective constituents, that they shall abide by the determinations of the United States in Congress assembled, on all questions, which by the said confederation are submitted to them. And that the articles thereof shall be inviolably observed by the States we re[s]pectively represent, and that the Union shall be perpetual.

In witness whereof we have hereunto set our hands in Congress. Done at Philadelphia in the State of Pennsylvania the ninth day of July in the year of our Lord one thousand seven hundred and seventy-eight, and in the third year of the independence of America.[2]

On the part & behalf of the State of New Hampshire

JOSIAH BARTLETT,	JOHN WENTWORTH, Junr., August 8th, 1778.

On the part and behalf of the State of Massachusetts Bay

JOHN HANCOCK,	FRANCIS DANA,
SAMUEL ADAMS,	JAMES LOVELL,
ELBRIDGE GERRY,	SAMUEL HOLTEN.

On the part and behalf of the State of Rhode Island and Providence Plantations

WILLIAM ELLERY,	JOHN COLLINS.
HENRY MARCHANT,	

On the part and behalf of the State of Connecticut

ROGER SHERMAN,	TITUS HOSMER,
SAMUEL HUNTINGTON,	ANDREW ADAMS.
OLIVER WOLCOTT,	

On the part and behalf of the State of New York

JAS. DUANE,	WM. DUER,
FRA. LEWIS,	GOUV. MORRIS.

On the part and in behalf of the State of New Jersey, Novr. 26, 1778

JNO. WITHERSPOON.	NATHL. SCUDDER.

On the part and behalf of the State of Pennsylvania

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[2] From the circumstances of delegates from the same State having signed the Articles of Confederation at different times, as appears by the dates, it is probable they affixed their names as they happened to be present in Congress, after they had been authorized by their constituents.




ROBT. MORRIS,
DANIEL ROBERDEAU,
JONA. BAYARD
  SMITH,

WILLIAM CLINGAN,
JOSEPH REED, 22d
  July, 1778.

On the part & behalf of the State of Delaware

THO. M'KEAN, Feby.
  12, 1779.
JOHN DICKINSON,
  May 5th, 1779.

NICHOLAS VAN DYKE.

On the part and behalf of the State of Maryland

JOHN HANSON,
  March 1, 1781.

DANIEL CARROLL,
  Mar. 1, 1781.

On the part and behalf of the State of Virginia

RICHARD HENRY LEE,

JNO. HARVIE,

JOHN BANISTER,
THOMAS ADAMS,

FRANCIS LIGHTFOOT
  LEE.

On the part and behalf of the State of No. Carolina

JOHN PENN,
  July 21st, 1778.

CORNS. HARNETT,
JNO. WILLIAMS.

On the part & behalf of the State of South Carolina

HENRY LAURENS,
WILLIAM HENRY
  DRAYTON,
JNO. MATHEWS,

RICHD. HUTSON,
THOS. HEYWARD, Junr.

On the part & behalf of the State of Georgia

JNO. WALTON, 24th
  July, 1778.

EDWD. TELFAIR,
EDWD. LANGWORTHY.



INDIAN AFFAIRS.

———

LAWS AND TREATIES.

———

Vol. II.
(TREATIES.)

———

COMPILED AND EDITED
..BY
CHARLES J. KAPPLER, LL. M.,
CLERK TO THE SENATE COMMITTEE
ON INDIAN AFFAIRS.

WASHINGTON:
GOVERNMENT PRINTING OFFICE.
1904.



TREATIES.

TREATY WITH THE DELAWARES, 1778.

Articles of agreement and confederation, made and entered into by
Andrew and Thomas Lewis, Esquires, Commissioners for, and in
Behalf of the United States of North-America of the one Part, and
Capt. White Eyes, Capt. John Kill Buck, Junior, and Capt. Pipe,
Deputies and Chief Men of the Delaware Nation of the other Part.

Sept. 17, 1778.

7 Stat., 13.

ARTICLE I.

That all offences or acts of hostilities by one, or either of the contracting parties against the other, be mutually forgiven, and buried in the depth of oblivion, never more to be had in remembrance.

All offenses mutually forgiven.

ARTICLE II.

That a perpetual peace and friendship shall from henceforth take place, and subsist between the contracting parties aforesaid, through all succeeding generations: and if either of the parties are engaged in a just and necessary war with any other nation or nations, that then each shall assist the other in due proportion to their abilities, till their enemies are brought to reasonable terms of accommodation: and that if either of them shall discover any hostile designs forming against the other, they shall give the earliest notice thereof, that timeous measures may be taken to prevent their ill effect.

Peace and friendship perpetual.
In case of war, each party to assist the other.

ARTICLE III

And whereas the United States are engaged in a just and necessary war, in defence and support of life, liberty and independence, against the King of England and his adherents, and as said King is yet possessed of several posts and forts on the lakes and other places, the reduction of which is of great importance to the peace and security of the contracting parties, and as the most practicable way for the troops of the United States to some of the posts and forts is by passing through the country of the Delaware nation, the aforesaid deputies, on behalf of themselves and their nation, do hereby stipulate and agree to give a free passage through their country to the troops aforesaid, and the same to conduct by the nearest and best ways to the posts, forts or towns of the enemies of the United States, affording to said troops such supplies of corn, meat, horses, or whatever may be in their power for the accommodation of such troops, on the commanding officer's, &c. paying, or engageing to pay, the full value of whatever they can supply them with. And the said deputies, on the behalf of their nation, engage to join the troops of the United States aforesaid, with such a number of their best and most expert warriors as they can spare, consistent with their own safety, and act in concert with them; and for the better security of the old men, women and children of the aforesaid nation, whilst their warriors are engaged against the common enemy, it is agreed on the part of the United States, that a fort of suf-

United States to have free passage to forts or towns of their enemies.

Such warriors as can be spared, to join the troops of the United States.

3



ficient strength and capacity be built at the expense of the said States, with such assistance as it may be in the power of the said Delaware Nation to give, in the most convenient place, and advantageous situation, as shall be agreed on by the commanding officer of the troops aforesaid, with the advice and concurrence of the deputies of the aforesaid Delaware Nation, which fort shall be garrisoned by such a number of the troops of the United States, as the commanding officer can spare for the present, and hereafter by such numbers, as the wise men of the United States in council, shall think most conducive to the common good.

ARTICLE IV.

Neither party to inflict punishment without an impartial trial.

For the better security of the peace and friendship now entered into by the contracting parties, against all infractions of the same by the citizens of either party, to the prejudice of the other, neither party shall proceed to the infliction of punishments on the citizens of the other, otherwise than by securing the offender or offenders by imprisonment, or any other competent means, till a fair and impartial trial can be had by judges or juries of both parties, as near as can be to the laws, customs and usages of the contracting parties and natural justice: The mode of such trials to be hereafter fixed by the wise men of the United States in Congress assembled, with the assistance of such deputies of the Delaware nation, as may be appointed to act in concert *Nor protect criminal fugitives, etc.* with them in adjusting this matter to their mutual liking. And it is further agreed between the parties aforesaid, that neither shall entertain or give countenance to the enemies of the other, or protect in their respective states, criminal fugitives, servants or slaves, but the same to apprehend, and secure and deliver to the State or States, to which such enemies, criminals, servants or slaves respectively belong.

ARTICLE V.

Agent to be appointed by the United States to trade with the Delaware Nation.

Whereas the confederation entered into by the Delaware nation and the United States, renders the first dependent on the latter for all the articles of clothing, utensils and implements of war, and it is judged not only reasonable, but indispensably necessary, that the aforesaid Nation be supplied with such articles from time to time, as far as the United States may have it in their power, by a well-regulated trade, under the conduct of an intelligent, candid agent, with an adequate salary, one more influenced by the love of his country, and a constant attention to the duties of his department by promoting the common interest, than the sinister purposes of converting and binding all the duties of his office to his private emolument: Convinced of the necessity of such measures, the Commissioners of the United States, at the earnest solicitation of the deputies aforesaid, have engaged in behalf of the United States, that such a trade shall be afforded said nation, conducted on such principles of mutual interest as the wisdom of the United States in Congress assembled shall think most conducive to adopt for their mutual convenience.

ARTICLE VI.

United States guarantee to them all territorial rights as bounded by former treaties.

Whereas the enemies of the United States have endeavored, by every artifice in their power, to possess the Indians in general with an opinion, that it is the design of the States aforesaid, to extirpate the Indians and take possession of their country: to obviate such false suggestion, the United States do engage to guarantee to the aforesaid nation of Delawares, and their heirs, all their territorial rights in the fullest and most ample manner, as it hath been bounded by former treaties, as long as they the said Delaware nation shall abide by, and hold fast the chain



of friendship now entered into. And it is further agreed on between the contracting parties should it for the future be found conducive for the mutual interest of both parties to invite any other tribes who have been friends to the interest of the United States, to join the present confederation, and to form a state whereof the Delaware nation shall be the head, and have a representation in Congress: *Provided,* nothing contained in this article to be considered as conclusive until it meets with the approbation of Congress. And it is also the intent and meaning of this article, that no protection or countenance shall be afforded to any who are at present our enemies, by which they might escape the punishment they deserve. To have a representation in Congress on certain conditions.

In witness whereof, the parties have hereunto interchangeably set their hands and seals, at Fort Pitt, September seventeenth, anno Domini one thousand seven hundred and seventy-eight.

Andrew Lewis,	[L. S.]
Thomas Lewis,	[L. S.]
White Eyes, his x mark,	[L. S.]
The Pipe, his x mark,	[L. S.]
John Kill Buck, his x mark,	[L. S.]

In presence of—

   Lach'n McIntosh, brigadier-general, commander the Western Department.
   Daniel Brodhead, colonel Eighth Pennsylvania Regiment,
   W. Crawford, colonel,
   John Campbell,
   John Stephenson,
   John Gibson, colonel Thirteenth Virginia Regiment,
   A. Graham, brigade major,
   Lach. McIntosh, jr., major brigade,
   Benjamin Mills,
   Joseph L. Finley, captain Eighth Pennsylvania Regiment,
   John Finley, captain Eighth Pennsylvania Regiment.

TREATY WITH THE SIX NATIONS, 1784.

Oct. 22, 1784.
7 Stat., 15.

Articles concluded at Fort Stanwix, on the twenty-second day of October, one thousand seven hundred and eighty-four, between Oliver Wolcott, Richard Butler, and Arthur Lee, Commissioners Plenipotentiary from the United States, in Congress assembled, on the one Part, and the Sachems and Warriors of the Six Nations, on the other.

The United States of America give peace to the Senecas, Mohawks, Onondagas and Cayugas, and receive them into their protection upon the following conditions:

ARTICLE I.

Six hostages shall be immediately delivered to the commissioners by the said nations, to remain in possession of the United States, till all the prisoners, white and black, which were taken by the said Senecas, Mohawks, Onondagas and Cayugas, or by any of them, in the late war, from among the people of the United States, shall be delivered up. Hostages to be given till prisoners are delivered up.

ARTICLE II.

The Oneida and Tuscarora nations shall be secured in the possession of the lands on which they are settled. Possession of lands secured.




cises, to pay the Debts and provide for the common Defence and general Welfare of the United States; but all Duties, Imposts and Excises shall be uniform throughout the United States;

[2] To borrow Money on the credit of the United States;

[3] To regulate Commerce with foreign Nations, and among the several States, and with the Indian Tribes;

[4] To establish an uniform Rule of Naturalization, and uniform Laws on the subject of Bankruptcies throughout the United States;

[5] To coin Money, regulate the Value thereof, and of foreign Coin, and fix the Standard of Weights and Measures;

[6] To provide for the Punishment of counterfeiting the Securities and current Coin of the United States;

[7] To establish Post Offices and post Roads;

[8] To promote the Progress of Science and useful Arts, by securing for limited Times to Authors and Inventors the exclusive Right to their respective Writings and Discoveries;

[9] To constitute Tribunals inferior to the supreme Court;

[10] To define and punish Piracies and Felonies committed on the high Seas, and Offences against the Law of Nations;

[11] To declare War, grant Letters of Marque and Reprisal, and make Rules concerning Captures on Land and Water;

[12] To raise and support Armies, but no Appropriation of Money to that Use shall be for a longer Term than two Years;

[13] To provide and maintain a Navy;

[14] To make Rules for the Government and Regulation of the land and naval Forces;

[15] To provide for calling forth the Militia to execute the Laws of the Union, suppress Insurrections and repel Invasions;

[16] To provide for organizing, arming, and disciplining, the Militia, and for governing such Part of them as may be employed in the Service of the United States, reserving to the States respectively, the Appointment of the Officers, and the Authority of training the Militia according to the discipline prescribed by Congress;

[17] To exercise exclusive Legislation in all Cases whatsoever, over such District (not exceeding ten Miles square) as may, by Cession of particular States, and the Acceptance of Congress, become the Seat of the Government of the United States, and to exercise like Authority over all Places purchased by the Consent of the Legislature of the State in which the Same shall be, for the Erection of Forts, Magazines, Arsenals, dock-Yards, and other needful Buildings;—And

[18] To make all Laws which shall be necessary and proper for carrying into Execution the foregoing Powers, and all other Powers vested by this Constitution in the Government of the United States, or in any Department or Officer thereof.

SECTION. 9. [1] The Migration or Importation of such Persons as any of the States now existing shall think proper to admit, shall not be prohibited by the Congress prior to the Year one thousand eight hundred and eight, but a Tax or duty may be imposed on such Importation, not exceeding ten dollars for each Person.

[2] The Privilege of the Writ of Habeas Corpus shall not be suspended, unless when in Cases of Rebellion or Invasion the public Safety may require it.

[3] No Bill of Attainder or ex post facto Law shall be passed.

[4] No Capitation, or other direct, Tax shall be laid, unless in Proportion to the Census or Enumeration herein before directed to be taken.[7]

[5] No Tax or Duty shall be laid on Articles exported from any State.

[6] No Preference shall be given by any Regulation of Commerce or Revenue to the Ports of one State over those of another: nor shall Vessels bound to, or from, one State, be obliged to enter, clear, or pay Duties in another.

[7] No Money shall be drawn from the Treasury, but in Consequence of Appropriations made by Law; and a regular Statement and Account of the Receipts and Expenditures of all public Money shall be published from time to time.

[8] No Title of Nobility shall be granted by the United States: And no Person holding any Office of Profit or Trust under them, shall, without the Consent of the Congress, accept of any present, Emolument, Office, or Title, of any kind whatever, from any King, Prince, or foreign State.

SECTION. 10. [1] No State shall enter into any Treaty, Alliance, or Confederation; grant Letters of Marque and Reprisal; coin Money; emit Bills of Credit; make any Thing but gold and silver Coin a Tender in Payment of Debts; pass any Bill of Attainder, ex post facto Law, or Law impairing the Obligation of Contracts, or grant any Title of Nobility.

[2] No State shall, without the Consent of the Congress, lay any Imposts or Duties on Imports or Exports, except what may be absolutely necessary for executing it's inspection Laws: and the net Produce of all Duties and Imposts, laid by any State on Imports or Exports, shall be for the Use of the Treasury of the United States; and all such Laws shall be subject to the Revision and Controul of the Congress.

[3] No State shall, without the Consent of Congress, lay any Duty of Tonnage, keep Troops, or Ships of War in time of Peace, enter into any Agreement or Compact with another State, or with a foreign Power, or engage in War, unless actually invaded, or in such imminent Danger as will not admit of delay.

ARTICLE. II.

SECTION. 1. [1] The executive Power shall be vested in a President of the United States of America. He shall hold his Office during the Term of four Years, and, together with the Vice President, chosen for the same Term, be elected, as follows

[2] Each State shall appoint, in such Manner as the Legislature thereof may direct, a Number of Electors, equal to the whole Number of Senators and Representatives to which the State may be entitled in the Congress: but no Senator or Representative, or Person holding an Office of Trust or Profit under the United States, shall be appointed an Elector.

[3] The Electors shall meet in their respective States, and vote by Ballot for two Persons, of whom one at least shall not be an Inhabitant of the same State with themselves. And they shall

---

[7] This clause has been affected by amendment XVI.

VerDate Aug 31 2005   08:37 Feb 15, 2008   Jkt 040101   PO 00000   Frm 00003   Fmt 5820   Sfmt 5820   Y:\TS\2006MAIN\2006V1.MN\V1PRE7.MN   BOB



[CHAPTER 46.]

AN ACT

June 3, 1933.
[H.R. 4494.]
[Public, No. 29.]

Authorizing a per capita payment of $100 to the members of the Menominee Tribe of Indians of Wisconsin from funds on deposit to their credit in the Treasury of the United States.

Menominee Indians of Wisconsin.
Per capita payments to, from tribal funds.

Be it enacted by the Senate and House of Representatives of the United States of America in Congress assembled, That the Secretary of the Interior be, and he is hereby, authorized to withdraw from the fund in the Treasury of the United States on deposit to the credit of the Menominee Indians in the State of Wisconsin a sufficient sum to make therefrom a per capita payment or distribution of $100, in three installments, $50 immediately upon passage of this Act, $25 on or about October 15, 1933, and $25 on or about January 15, 1934, to each of the living members on the tribal roll of the Menominee Tribe of Indians of the State of Wisconsin, under such rules and regulations as the said Secretary may prescribe.

Approved, June 3, 1933.

[CHAPTER 47.]

JOINT RESOLUTION

June 5, 1933.
[S.J.Res. 48.]
[Pub. Res., No. 9.]

Authorizing the Secretary of War to receive for instruction at the United States Military Academy at West Point, Posheng Yen, a citizen of China.

Posheng Yen, a citizen of China.
Admitted to Military Academy.
Provisos.
No Federal expense.
Conditions.

Resolved by the Senate and House of Representatives of the United States of America in Congress assembled, That the Secretary of War be, and he is hereby, authorized to permit Posheng Yen to receive instruction at the United States Military Academy at West Point for the course beginning not later than July 1, 1934: *Provided*, That no expense shall be caused to the United States thereby, and that Posheng Yen shall agree to comply with all regulations for the police and discipline of the Academy, to be studious, and to give his utmost efforts to accomplish the courses in the various departments of instruction, and that said Posheng Yen shall not be admitted to the Academy until he shall have passed the mental and physical examinations prescribed for candidates from the United States, and that he shall be immediately withdrawn if deficient in studies or in conduct and so recommended by the Academic Board: *Provided further*, That in the case of said Posheng Yen the provisions of sections 1320 and 1321 of the Revised Statutes shall be suspended: *Provided further*, That S.J.Res. 179, approved March 3, 1933, be, and the same is hereby, repealed.

Oath and service, waived.
R.S., secs. 1320, 1321, p. 227.
Existing law repealed.
Vol. 47, p. 1546.

Approved, June 5, 1933.

[CHAPTER 48.]

JOINT RESOLUTION

June 5, 1933.
[H.J.Res. 192.]
[Pub. Res., No. 10.]

To assure uniform value to the coins and currencies of the United States.

Uniform value of coins and currencies.
Preamble.

Whereas the holding of or dealing in gold affect the public interest, and are therefore subject to proper regulation and restriction; and

Whereas the existing emergency has disclosed that provisions of obligations which purport to give the obligee a right to require payment in gold or a particular kind of coin or currency of the United States, or in an amount in money of the United States measured thereby, obstruct the power of the Congress to regulate the value of the money of the United States, and are inconsistent with the declared policy of the Congress to maintain at all times the equal power of every dollar, coined or issued by the United States, in the markets and in the payment of debts. Now, therefore, be it

Resolved by the Senate and House of Representatives of the United States of America in Congress assembled, That (a) every provision contained in or made with respect to any obligation which purports to give the obligee a right to require payment in gold or a particular kind of coin or currency, or in an amount in money of the United States measured thereby, is declared to be against public policy; and no such provision shall be contained in or made with respect to any obligation hereafter incurred. Every obligation, heretofore or hereafter incurred, whether or not any such provision is contained therein or made with respect thereto, shall be discharged upon payment, dollar for dollar, in any coin or currency which at the time of payment is legal tender for public and private debts. Any such provision contained in any law authorizing obligations to be issued by or under authority of the United States, is hereby repealed, but the repeal of any such provision shall not invalidate any other provision or authority contained in such law.

Clauses in obligations requiring gold, etc., payments declared contrary to public policy.

No future obligation to be so expressed.

Payments to be made in legal tender.

Conflicting provisions repealed. U.S.C. p. 1003. Other provisions not invalidated.

(b) As used in this resolution, the term "obligation" means an obligation (including every obligation of and to the United States, excepting currency) payable in money of the United States; and the term "coin or currency" means coin or currency of the United States, including Federal Reserve notes and circulating notes of Federal Reserve banks and national banking associations.

Term "obligation" defined.

"Coin or currency."

SEC. 2. The last sentence of paragraph (1) of subsection (b) of section 43 of the Act entitled "An Act to relieve the existing national economic emergency by increasing agricultural purchasing power, to raise revenue for extraordinary expenses incurred by reason of such emergency, to provide emergency relief with respect to agricultural indebtedness, to provide for the orderly liquidation of joint-stock land banks, and for other purposes", approved May 12, 1933, is amended to read as follows:

National Economic Emergency Act, amended. Ante, p. 52.

"All coins and currencies of the United States (including Federal Reserve notes and circulating notes of Federal Reserve banks and national banking associations) heretofore or hereafter coined or issued, shall be legal tender for all debts, public and private, public charges, taxes, duties, and dues, except that gold coins, when below the standard weight and limit of tolerance provided by law for the single piece, shall be legal tender only at valuation in proportion to their actual weight."

Coins and currencies as legal tender.

Abrased gold coins, according to weight.

Approved, June 5, 1933, 4.40 p.m.

[CHAPTER 49.]

AN ACT

To provide for the establishment of a national employment system and for cooperation with the States in the promotion of such system, and for other purposes.

June 6, 1933.
[S. 510.]
[Public, No. 30.]

Be it enacted by the Senate and House of Representatives of the United States of America in Congress assembled, That (a) in order to promote the establishment and maintenance of a national system of public employment offices there is hereby created in the Department of Labor a bureau to be known as the United States Employment Service, at the head of which shall be a director. The director shall be appointed by the President, by and with the advice and consent of the Senate, and shall receive a salary at the rate of $8,500 per annum.

National cooperative employment service.

United States Employment Service created in Department of Labor.

Appointment, etc., of Director.

(b) Upon the expiration of three months after the enactment of this Act the employment service now existing in the Department of Labor shall be abolished; and all records, files, and property (including office equipment) of the existing employment service

Existing service to be abolished; personnel and property transferred.

86637°—34——8



INDENTURE DECLARATION AND ARTICLES

Governing the Issue, Offering and Acquisitions of Securities by

Phillip Andrew Craemer Enfranchise Inc

Dated: [26 November 2021]

  

  



TABLE OF CONTENTS



Indenture Declaration and Articles
Governing the Issue, Offering and Acquisition of Securities By:
Phillip Andrew Craemer Enfranchise Inc
316 North Maple Street, Los Angeles County
With its situs at Clearinghouse Reserve District 12, District of Columbia.
Established this: [26th day of November, 2021].

Article 1-Parties.

Section 1.1. Grantor: STATE OF ILLINOIS d/b/a: PHILLIP ANDREW CRAEMER; Identifying Number ending in: 124784; TIN ending in: 0188, which includes all Affiliates as defined herein (hereinafter the "*Guarantor*").

Section 1.2. Beneficiary: PHILLIP ANDREW CRAEMER; SSN ending in: 3831 (hereinafter jointly and severally the "*Bondholder*").

Section 1.3. Trustee: Phillip Andrew Craemer Enfranchise Inc; TIN ending in: 3831 (hereinafter the "*Company*" and/or the "*Indenture Trustee*").

Section 1.4. Institutional Trustee: Clearinghouse Reserve Districts 1 through 12, acting in official capacity as fiscal agents for the Paying Agent herein (hereinafter the "Institutional Trustee").

Section 1.5. Paying Agent: Office of the Secretary of the Treasury (hereinafter the "*Paying Agent*").

Article 2-Resolutions.

Be It Resolved on the date first stated herein by the Guarantor of the following:

Section 2.1. Whereas it is the Guarantor's intent to protect the national interest, and enforce the Bondholder's interest and equitable right to payment in the Securities issued, offered and acquired by the Company hereunder (hereinafter the "Indenture Securities") which may be convertible into or exchangeable for any securities of any person (including the Company); by this Declaration, the Guarantor wishes to create an indenture to fulfill such purpose, under the terms and conditions contained within these Articles.

Section 2.2. Whereas by this Declaration, the Indenture Securities delivered hereunder, and all principal and interest therefrom, and the administration thereof, shall be subject to the terms and conditions contained within these Articles.

Section 2.3. Whereas the Company is authorized by this Declaration to acquire, own, issue, exchange, place, maintain, liquidate or cause to be liquidated the Indenture Securities delivered hereunder in any transaction account held with the Guarantor by the Company, the Bondholder, any Affiliate and/or any custodian or nominee thereof, in such names as determined by the Company, at the Company's sole discretion; to authenticate, accept, acquire, collect, issue, negotiate, offer, redeem, sell or otherwise deal with the Indenture Securities delivered hereunder; to direct the Institutional Trustee with respect to the registration of such Securities and the liquidations thereof, and direct the Paying Agent and any Guarantor as defined herein, with regard to the distribution of principal and interest realized from such dispositions, to further the purposes expressed herein, under the terms and conditions contained within these Articles.



Section 2.4. Whereas the Institutional Trustee, by this Declaration (when the Company is not acting in such capacities) is authorized to liquidate the Indenture Securities delivered hereunder according to their terms in any transaction account held by Guarantor, Company or Bondholder, or any custodian or nominee thereof, and direct the Paying Agent with respect to the distribution of principal and interest therefrom, to further the purpose expressed herein, under the terms and conditions contained within these Articles.

Section 2.5. Whereas the Paying Agent, by this Declaration (when the Company is not acting in such capacities) is authorized to receive and redeem in lawful money, the Indenture Securities delivered hereunder, discharge the registrations of such Securities on the books of the Treasury, and distribute the principal and interest realized therefrom according to their terms, to further the purpose expressed herein, under the terms and conditions contained within these Articles.

Article 3-Recitals.

Section 3.1. This Declaration and the terms and conditions contained within these Articles, shall serve as a lien against the Indenture Securities delivered herein and the trust estate; and as a basic guideline for the parties of this Indenture (heretofore and hereinafter the "Indenture").

Section 3.2. The Company, by this Indenture is authorized to issue, offer, acquire the Indenture Securities, which may be convertible into or exchangeable for any securities of any person (including the Company). Such Indenture Securities issued, offered and acquired hereunder shall become a part of the trust estate. The form of the Indenture Securities delivered hereunder shall be at the sole discretion of the Company. Such designation shall be conclusive and binding on all parties.

Section 3.3. The Indenture Securities authorized to be delivered hereunder are lawful money; notes, drafts, bills of exchange, trade or banker's acceptances, or obligations as defined at Sections 13, 14 and 16 of the Federal Reserve Act and Section 3, paragraph 4 of the Securities Act of 1933. The Indenture Securities and all transactions involving such securities are exempt from registration pursuant to the provisions at Section 304 of the Trust Indenture Act of 1939. The Indenture Securities shall evidence the Company's and/or the Bondholders interest or participation.

Section 3.4. The aggregate principal amount of the Indenture Securities delivered hereunder, which may be issued, owned, exchanged, offered and/or acquired under this Indenture is unlimited. The Indenture Securities may be issued, offered and/or acquired in one or more series. Any new series so issued, offered and/or acquired hereunder may be established in one or more indentures supplemental hereto, if applicable. The Indenture Securities delivered hereunder shall be payable in United States money in the Face (Par) Amount appearing on such Security. The aggregate amount of the Indenture Securities delivered hereunder currently outstanding as of the date of this Indenture is: <u>Three Hundred Million and xx/100 Dollars</u> ($300,000,000.00).

Section 3.5. The Company is authorized to make advances to the Guarantor, the Bondholder, the Company or any other person, and is authorized by this Indenture to make such advances using the Indenture Securities delivered herein for the purposes of preserving property subject to the lien of this Indenture and/or to discharge tax liens or other prior liens or encumbrances on the trust estate. Notice of such advance shall be given to the Guarantor by commercial invoice, receipt or other document conveying or securing title to marketable staples.




Section 3.6. The Company is authorized to make disbursements to the Guarantor, the Bondholder, the Company or any person; and is authorized by this Indenture to make such disbursements in the ordinary course of business in the capacity of Indenture Trustee.

Section 3.7. The Company is authorized to create indebtedness with the Guarantor, the Bondholder, the Company or any person as a result of services rendered to, or premises rented by the Company or the Bondholder; or to create indebtedness with such parties as a result of goods or securities sold or exchanged in a cash transaction as defined herein.

Section 3.8. The Company is authorized to acquire, own, accept, exchange or negotiate any notes, drafts, bills of exchange, trade or banker's acceptances, or obligations which fall within the classification of self-liquidating paper as defined herein or otherwise.

Section 3.9. The Company, by this Indenture is authorized to register or cause to be registered the Indenture Securities delivered hereunder, with the Guarantor, the Institutional Trustee, The Paying Agent and any other person; in such names as designated by the Company, as registered owner, and perform all acts with respect to the administration of the Indenture and the Indenture Securities delivered hereunder. Such designation(s) shall be at the sole discretion of the Company, and shall be conclusive and binding on all parties.

Section 3.10. That all Indenture Securities delivered hereunder shall be registered in the Company's Name or the Bondholder's Name. Such designation(s) shall be at the sole discretion of the Company, and shall be conclusive and binding on the parties.

Section 3.11. The Indenture shall have its situs at Clearinghouse Reserve District 12, District of Columbia.

Section 3.12. The Place of Payment for the Indenture Securities delivered hereunder shall be determined by the Company at the time of such delivery. Such designation(s) shall be at the sole discretion of the Company, and shall be conclusive and binding on the parties.

Section 3.13. The Indenture is established and exists under the common law, and shall be governed by the Maxims of Equity. The parties shall faithfully perform they're duties under the terms and conditions contained within these Articles without court supervision or intervention of any kind. The Company shall serve without oath or bond. The Guarantor, Institutional Trustee and Paying Agent shall serve under they're respective oaths to support and defend the Constitution for the United States of America from enemies foreign and domestic.

Section 3.14. This Indenture constitutes the entire agreement by and between the parties, and supersedes all prior agreements and understandings, whether oral or written, electronic or otherwise by and between the parties with respect to the subject matter hereof and may not be modified or amended in any manner other than as set forth herein.

Article 4-Duties and Powers of the Indenture Trustee

Section 4.1. The Company, as Indenture Trustee for the purpose expressed herein, shall faithfully perform the following duties:

    a.) approve the Indenture Securities delivered hereunder;
    b.) verify ownership of any Indenture Securities delivered hereunder, and ensure such Indenture Securities are properly assigned;
    c.) approve from time to time for the Guarantor, the establishment of transaction accounts with any custodian or nominee;



d.) acquire, place, liquidate or cause the acquisition, placement or liquidation the Indenture Securities delivered hereunder in such transaction accounts;

e.) provide any party clear and concise instructions with regard to the distribution of principal and interest of the Indenture Securities delivered hereunder;

f.) take all reasonable and appropriate steps to ensure that all procedures and or transactions with respect to the Indenture Securities delivered hereunder conform with the terms and conditions contained within these Articles;

g.) direct any party with respect to the settlement of any/all court or private trusts accepted, acquired or negotiated by the Company without regard to any default or otherwise and exercise trust powers in the United States, any State in the United States or any country with treaty relations with the United States of America with respect to the same.

Section 4.2. The Company shall have in general, all common law, equitable and statutory powers available to a trustee, and is herein granted, authorized and otherwise fully empowered by the Guarantor, the broad powers necessary to further the purpose expressed herein, without order, approval, intervention or other action by the Guarantor, Institutional Trustee, Paying Agent or any court; to do and perform any and all acts and things in relation to the Indenture and the trust estate including any additions and appurtenances thereto; by executing any appropriate document, or by oral demand. In addition to said powers, The Company has the power to:

a.) acquire assets, real and/or personal property (hereinbefore and hereinafter the "trust estate");

b.) authenticate, acquire, exchange, offer, liquidate, redeem, sell, substitute, collect or sell any Indenture Securities delivered hereunder;

c.) advance refund or pre-refund any trust using the Indenture Securities delivered hereunder;

d.) issue instructions directing the distribution and/or payment of principal and interest due on the Indenture Securities delivered hereunder held by the Guarantor or any custodian or nominee thereof.

e.) establish from time to time, transaction accounts with the Guarantor, or any custodian or nominee thereof.

f.) sell, buy, encumber, enter into leases, contract to sell and grant options to purchase part or all of the Indenture Securities delivered hereunder at public or private sale, for cash or on credit, and to exchange any part or all of the Indenture Securities delivered hereunder for other property or any other purpose authorized hereunder.

g.)Borrow money and to mortgage, pledge, assign, or otherwise encumber any part of the trust estate;

h.) delegate any authority or powers of the indenture trustee under the trust, whether discretionary or otherwise, and to appoint attorneys, auditors, financial advisors and other agents with full authority and power to perform any act which such Indenture Trustee is authorized or empowered to perform.

i.) except as otherwise provided herein, to do all acts that might be done in absolute ownership and control of property and which in the Company's judgment are necessary for the proper and advantageous management of the Indenture; and the Indenture Securities delivered hereunder. The decisions made in Fidelity by the Company with respect any power granted hereunder shall be binding and conclusive on all parties.

Article 5-Revocability, Duration Durability and Amendability.

Section 5.1. The Indenture is irrevocable. The duration of the Trust shall be for the life of the Guarantor unless terminated by any term or condition contained within these Articles.




Section 5.2. The Trust may be amended by the Company at any time, orally or in writing, with or without notice to the Guarantor or any interested party, to further the purposes expressed herein, under the terms and conditions contained within these Articles, for the Bondholder's protection. Any such amendments to be attached to this Declaration or noted upon any Certification thereof.

Section 5.3. The Indenture shall not be dischargeable in any bankruptcy proceedings and shall survive any declarations or claims of incompetence or incapacity of the Guarantor or the Bondholder in any corporeal and/or ecclesiastical forum, venue or jurisdiction.

Article 6-Conditions.

Section 6.1. The Guarantor by this Indenture, withdraws consent to any personal jurisdiction over the Company, Bondholder and the Indenture Securities delivered hereunder presumed by or under any: parens patriae, military, maritime, admiralty forum, venue or jurisdiction established by any Declaration of National Emergency or Treaty of Peace, Commerce or Navigation and withdraws consent to the administration of the Indenture Securities outside the terms and conditions contained within these Articles.

Section 6.2. The Company, Bondholder and the Indenture Securities delivered hereunder, by this Indenture, are only subject to the venue, forum and jurisdiction of the Indenture, under the terms and conditions contained within these Articles.

Section 6.3. Illegal or unlawful use of the Indenture Securities delivered hereunder, shall not be imputed to the Company or the Bondholder by the Guarantor, Institutional Trustee, Paying Agent or any party thereof.

Section 6.4. The Guarantor, Institutional Trustee or Paying Agent, or any interested party thereof shall be under no duty or responsibility whatsoever to determine how the Indenture Securities delivered hereunder will be used and applied by the Company, the Bondholder or otherwise.

Section 6.5. Any use of the Indenture Securities delivered hereunder by any person, or its successors, agents and assigns thereof, in any manner whatsoever, at any time, with or without notice to the of the Indenture declared herein, constitutes acknowledgment and acceptance to be bound to the terms and conditions contained within these Articles.

Section 6.6. The Guarantor agrees to indemnify and hold harmless the Company, Bondholder, Institutional Trustee, Paying Agent, and any custodian or nominee in possession of any Indenture Securities delivered hereunder for carrying out in good faith, the authenticated instructions issued from time to time by the Company with respect to the Indenture Securities.

Section 6.7. The Company nor the Bondholder shall at no time be considered, nor deemed an accommodation party or surety for the Guarantor, the Indenture Securities delivered hereunder, the Institutional Trustee, Paying Agent or for any other party, and is so indemnified and held harmless by the Guarantor against any and all claims with respect to the same.

Article 7-Successor and Eligibility for Qualification.

Section 7.1. That if for any reason the Company cannot perform or refuses to perform the duties and powers granted herein, due to incapacity or otherwise, the Successor shall be HOUSE OF SOUL RA, A Corporation Sole.



Section 7.2. For as long as required by Trust Indenture Legislation, there shall be at all times a Trustee hereunder with respect to the Securities set forth herein. Each Trustee shall be a Person which shall be eligible to act as Trustee under Trust Indenture Legislation. The requirements of Section 310(a)(2) of the Trust Indenture Act of 1939 is hereby excluded under the provisions of Section 318(c) of said Act.

Article 8-Miscellaneous Terms and Conditions.

Section 8.1. That all Indenture Securities delivered hereunder are public debt obligations of the Guarantor, defined herein as a domestic obligation issued or guaranteed by the United States Government to repay money or interest, and shall be discharged by the Paying Agent dollar for dollar in accord with such guarantee, and the terms and conditions contained within these. Articles and the adopted bylaws attached hereto and made a part hereof as Exhibit T3B.

Section 8.2. For all purposes of this Indenture, except as otherwise expressly provided or unless the context otherwise requires:

(1)   the terms defined in this Article have the meanings assigned to them in this Article and include the plural as well as the singular;

(2)   all other terms used herein which are defined in the Trust Indenture Act, either directly or by reference, have the meanings assigned to them, and the terms "cash transaction" and "self-liquidating paper", as used in TIA Section 311, shall have the meanings assigned to them herein and in the rules of the Commission adopted under the Trust Indenture Act;

(3)   the words "herein", and "hereunder" and other words of similar import refer to this Indenture as a whole and not to any particular Article, Section or other subdivision.

(4).   the Article and Section headings herein and the Table of Contents are for convenience only and shall not affect the construction hereof.

"**Affiliate**" means any affiliate of the Guarantor, Company, or Bondholder, including but not limited to; the United States, The United States Department of the Treasury, Department of the U.S. Treasury, Internal Revenue Service, all; Federal Reserve Banks, National Associations, State Banks, member banks, non-member banks, Title Companies, Realtors, Automobile, Aircraft, Recreation Vehicles and Sailing Vessel Auctions, Dealerships, Brokers, Wholesalers, Brokerage Firms, Consumer, Commercial and Private Banks, and all other brokers for exchanges in the over the counter markets. Said definition shall include all offices, officers, agencies, instrumentalities, successors, agents and assigns thereof.

"**Authenticate**" means the signature or seal adopted by the Company to authenticate the Indenture Securities delivered hereunder.

"**Cash Transaction**" means any transaction authorized under this Indenture, and any transaction where an indebtedness is created as a result of services rendered or premises rented; or an indebtedness is created as a result of goods or securities sold at any exchange in the over the counter market.

"**Company**" means the Company and all its acting Officers, successors, agents and assigns.

"**Custodian**" shall mean or include each Person who is a custodian or registrar for the Indenture Securities delivered hereunder, and if at any time there is more than one such

 

Person, "Custodian" as used with respect to such Securities shall mean the aggregate of such custodians receiving such Securities.

"**Dollar**" or "**$**" means a dollar or other equivalent unit in such coin or Currency of the United States of America as at the time shall be legal tender for the payment of public and private debts.

"**Indenture**" means this instrument as originally executed and as it may from time to time be supplemented or amended by one or more indentures supplemental hereto entered into pursuant to the applicable provisions hereof.

"**Indenture Security**" means any note, draft, bill of exchange, banker's or trade acceptance issued and/or acquired herein which arises out of a current transaction or the proceeds of which have been or are to be used for current transactions. Such securities so issued and/or acquired as set forth herein shall be issued and/or acquired in current cash transactions and shall be deemed Self-Liquidating Paper as defined herein.

"**Lawful Money**" means the Indenture Securities delivered hereunder in actual form.

"**Party**" means any Person who is party to this Indenture and includes any party becoming a party under this Indenture pursuant to the terms and conditions contained within these Articles.

"**Person**" means an individual, trust, firm, corporation, company or association.

"**Place of Payment**" means, when used with respect to the Indenture Securities delivered hereunder, is the place or places where the principal of (and premium, if any) and interest, if any, on such Securities are payable as specified as contemplated herein.

"**Registrar**" means the Guarantor, the United States, the State of Illinois, the United States Department of the Treasury, the Federal Reserve System, The DTCC, and each and every broker executing any transactions upon the Company or Bondholder's order on any exchange in the over the counter market.

Section 8.3. All provisions within Sections 310 through 318 of the Trust Indenture Act of 1939 not expressly incorporated herein are hereby excluded under the provisions of Section 318(c) of said Act.

Section 8.4. The Guarantor shall be in default in its equitable obligation due the Company and the Bondholder under this Indenture if the Guarantor, Institutional Trustee, Paying Agent or any other person fails to: provide prompt payment on the Indenture Securities delivered hereunder; fails to liquidate the Indenture Securities delivered hereunder according to their terms; fails to discharge the registrations of the Indenture Securities delivered hereunder on the books of the Treasury, or otherwise fails to perform any equitable obligation due to the Company or the Bondholder hereunder. Upon such default, The defaulting party consents to a lien in favor of the Company and the Bondholder for three (3) times the amount appearing on the Face of the Indenture Security or any Certificate evidencing interest or participation in any property subject to such default; and shall deliver any/and all property covered by such Indenture Security, including six (6) percent interest compounded daily until such default is cured. Such defaulting party shall have seventy-two (72) hours to cure such default, at such time said consent judgment shall become final and payment and delivery of all property covered therein; shall be immediately due to the Company. Company is authorized by such defaulting party to petition any court of competent jurisdiction to request an Order to enforce such consent decree.




Section 8.5. The Company and the Bondholder are exempt payee's with respect to any principal and interest received by the Company or the Bondholder from the Guarantor, custodian or nominee acting on any authenticated instructions given by the Company from time to time. Said principal and interest shall be exempt from taxation and in accord and satisfaction of 1 Esdras 8:22 KJV Bible 1611, and all applicable Federal tax law.

Section 8.6. The Indenture Securities delivered hereunder shall be kept free and clear of any/ all liens and encumbrances of record, other than the lien established by this Indenture, whether public or private by the Guarantor, Institutional Trustee and Paying Agent or any other person at all times.

Section 8.7. The parties to this Indenture shall include any successors, agents and assigns thereof. All covenants and agreements in this Indenture by the Company shall bind its successors and assigns, whether so expressed or not.

Section 8.8. The interests of the Company and Bondholder in the Indenture Securities delivered hereunder, in principal, interest or dividends is personal, and shall not be subject to the claims of any creditor, any spouse for alimony support, or others, or to legal process, and may not be voluntarily or involuntarily alienated or encumbered. The rights of the Bondholder hereunder is personal and may only be exercised by the Company.

Section 8.9. No recourse under or upon any obligation, covenant or agreement contained in this Indenture, or in any Security, or because of any indebtedness evidenced thereby, shall be had against any past, present or future shareholder, officer or director, as such, of the Company or of any successor, either directly or through the Company or any successor, under any rule of law, statute or constitutional provision or by the enforcement of any assessment or by any legal or equitable proceeding or otherwise, all such liability being expressly waived and released by the acceptance of the Indenture Securities delivered herein by the Holders thereof and as part of the consideration for the issue of such Securities.

Section 8.10. The officers of the Company are as follows:

Craemer, Phillip Andrew, Chief Executive Officer.

Washita Moors trading as PAY Trust, Chief Operating Officer.

MASSAMOROC LLC, Chief Financial Officer.

The mailing address for the Company is:
Phillip Andrew Craemer Enfranchise Inc
Attention: Indenture Trustee; 9232 South Seventh Avenue, Inglewood, California
United States of America, near [90305].

Each Officer may act independently in the capacity of Indenture Trustee with respect to the Indenture Securities delivered hereunder.

Section 8.11. Any notice which any party hereto may give to the other under this agreement shall be in writing and delivered by First Class United States Mail, Private Overnight Courier, or personal delivery to the Guarantor at the following postal locations:




State of Illinois
Attention: Acting Secretary of State
213 State Capitol
Springfield, IL 62756

United States Department of the Treasury
Attention: Acting Secretary of the Treasury
1500 Pennsylvania Avenue N.W.
Washington D.C. 20220

Section 8.12. Nothing in this Indenture or in the Indenture Securities delivered hereunder, express or implied, shall give to any Person, other than the parties hereto, any benefit or any legal or equitable right, remedy or claim under this Indenture.

Section 8.13. In case any provision in this Indenture or in any Security shall be invalid, illegal or unenforceable, the validity, legality and enforceability of the remaining provisions shall not in any way be affected or impaired thereby.

Section 8.14. The Trustee is herein authorized and empowered to export the Indenture Securities delivered hereunder to any event, location or occurrence, whether foreign or inland.

Section 8.15. The Company shall maintain or cause to be maintained, books, records and other applicable documentation with respect to any significant action taken by the Company.

Section 8.16. The Company shall be responsible for any federal and or state filing requirements for the Indenture, if necessary. The Company shall be responsible for any federal or state filing requirements of the Bondholder, if necessary.

-end of indenture-

-remainder of this page blank-

 

SIGNATURE PAGE

In Witness Whereof, We verify under penalty of perjury under the laws of the United States of America that the foregoing is true, complete and correct. Done on the date first stated within the foregoing.

For and on behalf of the Guarantor.

PHILLIP ANDREW CRAEMER; State File Number ending in: 124784.

By: *Craemer, Phillip Andrew*, (Seal)
authorized signatory, no recourse in Fidelity.

For and on behalf of the Indenture Trustee.

Phillip Andrew Craemer Enfranchise Inc; TIN ending in: 3831.

By: *Craemer, Phillip Andrew*, (Seal)
authorized signatory, no recourse in Fidelity.





EXHIBIT T3D-CONSENT DECREE APPROVING TERMS AND CONDITIONS



Maryland Department of Assessments and Taxation

Taxpayer Services Division | Business Services

Search Response


CERTIFIED COPY

Dated: 9/2/2021 6:02:48 PM

Search Criteria Entered:

Filing Number Search

Filing Number1 (UCC1): 210902-0100003
Filing Number2 (UCC1):
Filing Number3 (UCC1):
Filing Number4 (UCC1):
Filing Number5 (UCC1):
Filing Number6 (UCC1):

STATE OF MARYLAND

I hereby certify that this is a true and complete copy of the

6 page document on file in this office.

Dated: 9/2/2021 6:02:48 PM

STATE DEPARTMENT OF ASSESSMENTS AND TAXATION

By: Michael L. Higgs, Director



[redacted]

UCC-1

MD DEPT. OF ASSESSMENTS & TAXATION
210902-0100003 NS

Date:	9/2/2021
Time	1:00 AM
Page Count:	7 Pg
Debtor Count:	5
Filing Fees:	$25.00
Electronic Records Access:	$0.00
Total:	$25.00
Order ID#	56024574

THE ABOVE SPACE IS FOR FILING OFFICE USE ONLY

UCC FINANCING STATEMENT

FOLLOW INSTRUCTIONS

A. NAME & PHONE OF CONTACT AT FILER (optional)

B. E-MAIL CONTACT AT FILER (optional)
andrewel@me.com

C. SEND ACKNOWLEDGMENT TO: (Name and Address)
Executive Office of the President
1600 Pennsylvania Avenue NW
Washington, DC 20500

1. DEBTOR'S NAME: Provide only one Debtor name (1a or 1b) (use exact, full name; do not omit, modify, or abbreviate any part of the Debtor's name); if any part of the Individual Debtor's name will not fit in line 1b, leave all of item 1 blank, check here ☐ and provide the Individual Debtor information in item 10 of the Financing Statement Addendum (Form UCC1Ad)

1a. ORGANIZATION'S NAME: EXECUTIVE OFFICE OF THE PRESIDENT

OR

1b. INDIVIDUAL'S SURNAME	FIRST PERSONAL NAME	ADDITIONAL NAME(S)/INITIAL(S)	SUFFIX

1c. MAILING ADDRESS	CITY	STATE	POSTAL CODE	COUNTRY
1600 PENNSYLVANIA AVENUE NW	WASHINGTON	DC	20500	US

2. DEBTOR'S NAME: Provide only one Debtor name (2a or 2b) (use exact, full name; do not omit, modify, or abbreviate any part of the Debtor's name); if any part of the Individual Debtor's name will not fit in line 2b, leave all of item 2 blank, check here ☐ and provide the Individual Debtor information in item 10 of the Financing Statement Addendum (Form UCC1Ad)

2a. ORGANIZATION'S NAME: INTERNAL REVENUE SERVICE

OR

2b. INDIVIDUAL'S SURNAME	FIRST PERSONAL NAME	ADDITIONAL NAME(S)/INITIAL(S)	SUFFIX

2c. MAILING ADDRESS	CITY	STATE	POSTAL CODE	COUNTRY
550 MAIN STREET	CINCINNATI	OH	45999 0023	US

3. SECURED PARTY'S NAME (or NAME of ASSIGNEE of ASSIGNOR SECURED PARTY): Provide only one Secured Party name (3a or 3b)

3a. ORGANIZATION'S NAME

OR

3b. INDIVIDUAL'S SURNAME	FIRST PERSONAL NAME	ADDITIONAL NAME(S)/INITIAL(S)	SUFFIX
CRAEMER	PHILLIP	ANDREW	

3c. MAILING ADDRESS	CITY	STATE	POSTAL CODE	COUNTRY
316 NORTH MAPLE STREET APT 211	BURBANK	CA	91505	US

4. COLLATERAL: This financing statement covers the following collateral:

See attachment.

5. Check only if applicable and check only one box: Collateral is ☒ held in a Trust (see UCC1Ad, item 17 and Instructions) ☐ being administered by a Decedent's Personal Representative

6a. Check only if applicable and check only one box: ☐ Public-Finance Transaction ☐ Manufactured-Home Transaction ☒ A Debtor is a Transmitting Utility

6b. Check only if applicable and check only one box: ☐ Agricultural Lien ☒ Non-UCC Filing

7. ALTERNATIVE DESIGNATION (if applicable): ☐ Lessee/Lessor ☐ Consignee/Consignor ☐ Seller/Buyer ☒ Bailee/Bailor ☐ Licensee/Licensor

8. OPTIONAL FILER REFERENCE DATA:

(Rev. 04/20/11)

UCC-1 Financing Statement (Transmitting Utility)_2020 Page 1 of 6



UCC FINANCING STATEMENT ADDENDUM   UCC-1Ad
FOLLOW INSTRUCTIONS

9. NAME OF FIRST DEBTOR: Same as line 1a or 1b on Financing Statement; if line 1b was left blank
because Individual Debtor name did not fit, check here ☐

9a. ORGANIZATION'S NAME
EXECUTIVE OFFICE OF THE PRESIDENT

OR **9b. INDIVIDUAL'S SURNAME**

FIRST PERSONAL NAME

ADDITIONAL NAME(S)/INITIAL(S) | **SUFFIX**

THE ABOVE SPACE IS FOR FILING OFFICE USE ONLY

MD DEPT. OF ASSESSMENTS & TAXATION
NS
210902-0100003
Date: 9/2/2021
Time: 1:00 AM
Page Count: 7 Pg
Debtor Count: 5
Filing Fees: $25.00
Electronic Records Access: $0.00
Total: $25.00
Order ID# 56024574

10. DEBTOR'S NAME: Provide (10a or 10b) only one additional Debtor name or Debtor name that did not fit in line 1b or 2b of the Financing Statement (Form UCC1) (use exact, full name; do not omit, modify, or abbreviate any part of the Debtor's name) and enter the mailing address in line 10c

10a. ORGANIZATION'S NAME
U.S. DEPARTMENT OF STATE

OR **10b. INDIVIDUAL'S SURNAME**

INDIVIDUAL'S FIRST PERSONAL NAME

INDIVIDUAL'S ADDITIONAL NAME(S)/INITIAL(S) | **SUFFIX**

10c. MAILING ADDRESS	CITY	STATE	POSTAL CODE	COUNTRY
2201 C STREET NW	WASHINGTON	DC	20520	US

11. ☐ ADDITIONAL SECURED PARTY'S NAME or ☐ ASSIGNOR SECURED PARTY'S NAME: Provide only one name (11a or 11b)

11a. ORGANIZATION'S NAME

OR **11b. INDIVIDUAL'S SURNAME** | FIRST PERSONAL NAME | ADDITIONAL NAME(S)/INITIAL(S) | SUFFIX

11c. MAILING ADDRESS	CITY	STATE	POSTAL CODE	COUNTRY

12. ADDITIONAL SPACE FOR ITEM 4 (Collateral):

See attachment.

13. ☐ This FINANCING STATEMENT is to be filed [for record] (or recorded) in the REAL ESTATE RECORDS (if applicable)

14. This FINANCING STATEMENT:
☐ covers timber to be cut   ☐ covers as-extracted collateral   ☒ is filed as a fixture filing

15. Name and address of a RECORD OWNER of real estate described in item 16 (if Debtor does not have a record interest):

16. Description of real estate:

17. MISCELLANEOUS:

(Rev. 04/20/11)

UCC-1 Financing Statement (Transmitting Utility)_2020   Page 2 of 6



UCC FINANCING STATEMENT ADDENDUM UCC-1Ad

FOLLOW INSTRUCTIONS

MD DEPT. OF ASSESSMENTS & TAXATION
210902-0100003 NS

Date:	9/2/2021
Time:	1:00 AM
Page Count:	7 Pg
Debtor Count:	5
Filing Fees:	$25.00
Electronic Records Access:	$0.00
Total:	$25.00
Order ID#	56024574

THE ABOVE SPACE IS FOR FILING OFFICE USE ONLY

9. NAME OF FIRST DEBTOR: Same as line 1a or 1b on Financing Statement; if line 1b was left blank because Individual Debtor name did not fit, check here ☐

9a. ORGANIZATION'S NAME
EXECUTIVE OFFICE OF THE PRESIDENT

OR 9b. INDIVIDUAL'S SURNAME

FIRST PERSONAL NAME

ADDITIONAL NAME(S)/INITIAL(S) | SUFFIX

10. DEBTOR'S NAME: Provide (10a or 10b) only one additional Debtor name or Debtor name that did not fit in line 1b or 2b of the Financing Statement (Form UCC1) (use exact, full name; do not omit, modify, or abbreviate any part of the Debtor's name) and enter the mailing address in line 10c

10a. ORGANIZATION'S NAME
PHILLIP ANDREW CRAEMER

OR 10b. INDIVIDUAL'S SURNAME

INDIVIDUAL'S FIRST PERSONAL NAME

INDIVIDUAL'S ADDITIONAL NAME(S)/INITIAL(S) | SUFFIX

10c. MAILING ADDRESS	CITY	STATE	POSTAL CODE	COUNTRY
15400 SOUTH PAGE AVENUE	HARVEY	IL	60426	US

11. ☐ ADDITIONAL SECURED PARTY'S NAME or ☐ ASSIGNOR SECURED PARTY'S NAME: Provide only one name (11a or 11b)

11a. ORGANIZATION'S NAME

OR 11b. INDIVIDUAL'S SURNAME	FIRST PERSONAL NAME	ADDITIONAL NAME(S)/INITIAL(S)	SUFFIX

11c. MAILING ADDRESS	CITY	STATE	POSTAL CODE	COUNTRY

12. ADDITIONAL SPACE FOR ITEM 4 (Collateral):

See attachment.

13. ☐ This FINANCING STATEMENT is to be filed [for record] (or recorded) in the REAL ESTATE RECORDS (if applicable)

14. This FINANCING STATEMENT:
☐ covers timber to be cut ☐ covers as-extracted collateral ☒ is filed as a fixture filing

15. Name and address of a RECORD OWNER of real estate described in item 16 (if Debtor does not have a record interest):

16. Description of real estate:

17. MISCELLANEOUS:

(Rev. 04/20/11)

UCC-1 Financing Statement (Transmitting Utility)_2020 Page 3 of 6



UCC FINANCING STATEMENT ADDENDUM UCC-1Ad

FOLLOW INSTRUCTIONS

MD DEPT. OF ASSESSMENTS & TAXATION
210902-0100003 NS
Date: 9/2/2021
Time: 1:00 AM
Page Count: 7 Pg
Debtor Count: 5
Filing Fees: $25.00
Electronic Records Access: $0.00
Total: $25.00
Order ID# 56024574

THE ABOVE SPACE IS FOR FILING OFFICE USE ONLY

9. NAME OF FIRST DEBTOR: Same as line 1a or 1b on Financing Statement; if line 1b was left blank because Individual Debtor name did not fit, check here ☐

9a. ORGANIZATION'S NAME
EXECUTIVE OFFICE OF THE PRESIDENT

OR 9b. INDIVIDUAL'S SURNAME

FIRST PERSONAL NAME

ADDITIONAL NAME(S)/INITIAL(S) | SUFFIX

10. DEBTOR'S NAME: Provide (10a or 10b) only one additional Debtor name or Debtor name that did not fit in line 1b or 2b of the Financing Statement (Form UCC1) (use exact, full name; do not omit, modify, or abbreviate any part of the Debtor's name) and enter the mailing address in line 10c

10a. ORGANIZATION'S NAME
WASHITA MOORS TRADING AS PAY TRUST

OR 10b. INDIVIDUAL'S SURNAME

INDIVIDUAL'S FIRST PERSONAL NAME

INDIVIDUAL'S ADDITIONAL NAME(S)/INITIAL(S) | SUFFIX

10c. MAILING ADDRESS	CITY	STATE	POSTAL CODE	COUNTRY
P.O. BOX 2098	INGLEWOOD	CA	90305	US

11. ☐ ADDITIONAL SECURED PARTY'S NAME or ☐ ASSIGNOR SECURED PARTY'S NAME: Provide only one name (11a or 11b)

11a. ORGANIZATION'S NAME

OR 11b. INDIVIDUAL'S SURNAME	FIRST PERSONAL NAME	ADDITIONAL NAME(S)/INITIAL(S)	SUFFIX

11c. MAILING ADDRESS	CITY	STATE	POSTAL CODE	COUNTRY

12. ADDITIONAL SPACE FOR ITEM 4 (Collateral):

See attachment.

13. ☐ This FINANCING STATEMENT is to be filed [for record] (or recorded) in the REAL ESTATE RECORDS (if applicable)

14. This FINANCING STATEMENT:
☐ covers timber to be cut ☐ covers as-extracted collateral ☒ is filed as a fixture filing

15. Name and address of a RECORD OWNER of real estate described in item 16 (if Debtor does not have a record interest):

16. Description of real estate:

17. MISCELLANEOUS:

(Rev. 04/20/11)



COLLATERAL

Pursuant to an existing agreement between said Debtors of record and the Secured Party, evidenced by State File: ▮▮▮▮▮▮▮ Original Document Date: 12/05/1969, and all appurtenances pertaining thereto; this Financing Statement covers the following described collateral, as amended:

1. Secured Party's life, fortune and sacred honor.

2. The key of David.

3. The New Body and the Ministry of Reconciliation.

4. The inheritance of all land spoken of by God.

5. The reign over many nations given by God.

6. The earnest of Sprit given by God.

7. The blood of the new testament, which is shed for many for the remission of sins.

8. The heavens and the LORD's abundant storehouse and all credit loaned by Secured Party to many nations.

9. Gods commandment to require no tax or any other imposition from the Secured Party, that no man have authority to impose any thing on him.

10. The faith of the United States Government pledged to pay, in legal tender, principal and obligations of the Government registered in the name of the Secured Party; the interest earned from such obligations being reported to primary account ending in: 3831.

11. All claims for payment and credit per [31 U.S.C. 5118(c)(2),(3)]. The term 'obligation' in this writing shall mean any obligation payable in United States money.

12. All privileges and immunities granted to Secured Party under [22 U.S.C. 288-288d] duly notified to and accepted by the Secretary of State on: 12/05/1969 per [22 U.S.C. 288e] and evidenced by State File: ▮▮▮▮▮▮.

13. All property listed within a Deed of Trust dated: 08/21/2021, as amended; a scanned original attached hereto.

I declare under penalty of perjury under the laws of the United States of America that the foregoing is true and correct.

Signature *by:craemer,phillip-andrew* *at arms length* (Seal)

Date signed: 09/01/2021

Attachments: (1) Deed of Trust (2 pages).



Deed of Trust

This deed, made this <u>21st</u> day of <u>August</u>, in the year <u>2021</u>, by me, <u>PHILLIP ANDREW CRAEMER</u> of Cook County, Illinois, witnesseth, that whereas for and in consideration of the sum of $<u>10.00</u> (United States Dollars) and other good and valuable consideration, to it in hand paid by Grantee, the receipt whereof is hereby acknowledged, I, the said <u>PHILLIP ANDREW CRAEMER</u>, do grant unto <u>WASHITA MOORS TRADING AS PAY TRUST</u>, of Los Angeles County, California as custodial trustee, the following: Phillip Andrew Craemer estate; State File Number: ▓▓▓▓▓▓ in its entirety, all deed(s) of trust, notes, all right, titles, securities, financial cash assets received, accounts, sub-account(s), interest, rents, proceeds, surplus, OMB Forms, all UCC-1 and UCC-3 filings, all 1099 Forms, and all appurtenances, additions and fixtures thereto, in trust for <u>PHILLIP ANDREW CRAEMER</u> as beneficiary and <u>Craemer: Phillip-Andrew, sui juris</u> as distributee on termination of the trust in absence of direction by the beneficiary under the terms and conditions of the Ministry of Reconciliation at 2 Corinthians 5, Authorized King James Bible, 1611; Library of Congress Call Number: <u>BS185 1611</u>.

Witness my hand and seal. *by: Craemer, phillip-andrew* [Seal.]

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

JURAT

State of California   )
County of Los Angeles   ) ss.

Subscribed and sworn to (or affirmed) before me on this <u>21st</u> day of <u>AUGUST</u>, 20 <u>21</u>, by <u>PHILLIP ANDREW CRAEMER</u> proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.

(Seal)>>>

    IVAN LALIC
Notary Public - California
Los Angeles County
Commission # 2340140
My Comm. Expires Dec 12, 2024

Signature _____, Notary Public





EXHIBIT T3E-FORM OF U.S. NOTE



WARNING: THIS DOCUMENT HAS SECURITY FEATURES IN THE PAPER

Phillip Andrew Craemer Enfranchise Inc CLEARINGHOUSE RESERVE DISTRICT 12 CA U.S. Circulating Note--48 Stat. 112 PAYABLE THROUGH WELLS FARGO N.A.	PHILLIP ANDREW CRAEMER State File Num███████9-124784 Springfiled, Illinois, united States republic Art. 1, Sect. 10, C.U.S.A., 1787	No. 132006 Date

Pay To The Order Of — SPECIMEN NOT NEGOTIABLE — $

————————— U.S. Note   Dollars

The Obligation of the Acceptor of this Bill Arises from the Purchase of Goods from the Drawer

Payee Name Here
Payee Address Here
Payee Location Here

Memo: — SPECIMEN —   — SPECIMEN —

⑈000132006⑈ ⑆121000248⑈ ██████

132006   Amount: $0.00   Date: 11/17/2021

Pay to: — SPECIMEN NOT NEGOTIABLE —

exchanged in the over the counter market

132006   Amount: $0.00   Date: 11/17/2021

Pay to: — SPECIMEN — NOT NEGOTIABLE —

exchanged in the over the counter market

REORDER 140-5187 FORM #7200



EXHIBIT T3F-CROSS REFERENCE SHEET

Section 310(a)(1)	Section 1.4, Section 7.2
Section 311	Article 3

-end of filing-

-remainder of this page blank-


